UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes   ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 30, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

中國東方航空
CHINA EASTERN
SKYTEAM
世界品位 东方魅力

2022
INTERIM REPORT

Stock Code : A Share : 600115 | H Share : 00670 | ADR : CEA

MIX
Paper from responsible sources
FSC™ C020557
FSC
www.fsc.org

2022 INTERIM REPORT A joint stock limited company incorporated in the People’s Republic of China with limited liability

                Contents

2	Definitions

5	Company Business Introduction

6	Company Profile

8	Interim Financial Information

• Notes to Interim Condensed

Consolidated Financial Information

47	Summary of Operating Data

50	Fleet Structure

51	Management Discussion and Analysis

Definitions

In this report, unless the context otherwise requires, the following expressions have the following meanings:

AFK	means Air France-KLM. Official website: https://www.airfranceklm.com/

Audit and Risk Management Committee	means the audit and risk management committee of the Board of the Company

Available freight tonne-kilometres (AFTK)	means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown for every route

Available seat-kilometres (ASK)	means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route

Available tonne-kilometres (ATK)	means the sum of capacity available for the carriage multiplied by the distance flown for every route

Board	means the board of directors of the Company

CAAC	means the Civil Aviation Administration of China. Official website: http://www.caac.gov.cn/

CEA Holding	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), the controlling shareholder and a connected person of the Company

CES Finance	means 東航金控有限責任公司 (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding and a shareholder and connected person of the Company

CES Global	means 東航國際控股（香港）有 限 公 司 (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CES Finance and a shareholder and connected person of the Company

China Cargo Airlines	means 中 國貨運 航空有 限公司 (China Cargo Airlines Co., Limited), a controlled subsidiary of Eastern Logistics and a connected person of the Company

China Eastern Airlines, CEA, or the Company	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited)

China United Airlines	means 中國聯合航空有限公司 (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company

COVID-19	means the novel coronavirus pneumonia disease, a pneumonia caused by a novel coronavirus, which was named as “COVID-19” by the World Health Organization

CSRC	means the China Securities Regulatory Commission. Official website: http://www.csrc.gov.cn/

Delta	means Delta Air Lines Inc (IATA Code: DL), a shareholder of the Company. Official website: https://www.delta.com/

Directors	means the directors of the Company

Eastern Air Catering	means 東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Ltd.), a controlled subsidiary of CEA Holding and a connected person of the Company

Eastern Airlines Industry Investment	means 東方航空產業投資有限公司 (Eastern Airlines Industry Investment Company Limited*), a wholly-owned subsidiary of CEA Holding and a connected person of the Company

Eastern Air Jiangsu	means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited*), a controlled subsidiary of the Company

Eastern Air Overseas	means 東航海外（香港）有限公司 (Eastern Air Overseas (Hong Kong) Corporation Limited), a wholly-owned subsidiary of the Company

2	China Eastern Airlines Corporation Limited | 2022 Interim Report

Definitions

Eastern Air Wuhan	means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited*), a controlled subsidiary of the Company

Eastern Air Yunnan	means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited*), a controlled subsidiary of the Company

Eastern Investment	means 中國東航投資有限公司 (Shanghai Eastern Airlines Investment Co., Ltd.), a wholly-owned subsidiary of CEA Holding and a connected person of the Company

Eastern Logistics	means 東方航空物流股份有限公司 (Eastern Airline Logistics Co., Limited*), a controlled subsidiary of Eastern Airlines Industry Investment and a connected person of the Company

Eastern Miles	means 東方萬里行, an award scheme for global frequent flyer designed by the Company

Eastern Technic	means 東方航空技術有限公司 (Eastern Airlines Technic Co., Limited), a wholly-owned subsidiary of the Company

End of the Reporting Period	means 30 June 2022

Freight load factor	means the ratio of freight traffic volume to AFTK

Freight tonne-kilometres yield	means the ratio of the sum of freight transportation and related revenue to freight traffic volume

Group	means the Company and its subsidiaries

HKSCC	means Hong Kong Securities Clearing Company Ltd., which operates the Central Clearing and Settlement System (CCASS) of Hong Kong. HKSCC is a wholly-owned subsidiary of the Hong Kong Stock Exchange, and the shares of H share investors are deposited in HKSCC

Hong Kong Stock Exchange	means The Stock Exchange of Hong Kong Limited. Official website: http://www.hkex.com.hk/

IATA	means the International Air Transport Association, a major international organisation formed by airlines of different countries worldwide, which coordinates and communicates government policies through aviation transportation enterprises and deals with actual operations issues. Official website: http://www.iata.org/

Japan Airlines	means Japan Airlines Co., Ltd (IATA Code: JL). Official website: http://www.jal.com/

Juneyao Airlines	means 上海吉祥航空股份有限公司 (Juneyao Airlines Co., Ltd) (IATA Code: HO), a connected person of the Company. Official website: http://www.juneyaoair.com/

Juneyao Group	means 上海均瑤（集團）有限公司 (Shanghai Juneyao (Group) Co., Ltd.), the controlling shareholder of Juneyao Airlines and a connected person of the Company

Juneyao Hong Kong	means 上海吉祥航空香港有限公司 (Shanghai Juneyao Airline Hong Kong Limited), a wholly- owned subsidiary of Juneyao Airlines and a connected person of the Company

Listing Rules	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

OTT Airlines	means 一二三航空有限公司 (One Two Three Airlines Co., Ltd.) , a wholly-owned subsidiary of the Company

Overall load factor	means the ratio of total traffic volume to ATK

Passenger load factor	means the ratio of passenger traffic volume to ASK

Passenger-kilometres yield	means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume

Qantas	means Qantas Airways Ltd (IATA Code: QF). Official website: https://www.qantas.com/

Definitions

Reporting Period	means 1 January 2022 to 30 June 2022

Research Center	means China Eastern Airlines Technology Application Research Center Co., Limited, a wholly-owned subsidiary of the Company

Revenue freight tonne-kilometres (RFTK)	means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the distance flown for every route

Revenue passenger-kilometres (RPK)	means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route

Revenue tonne-kilometres (RTK)	means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route

Revenue tonne-kilometres yield	means the ratio of the sum of transportation and related revenue to total traffic volume

Shanghai Airlines	means 上海航空有限公司 (Shanghai Airlines Co., Limited*), a wholly-owned subsidiary of the Company

Shanghai Flight Training	means 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Limited), a wholly-owned subsidiary of the Company

Shanghai Jidaohang	means Shanghai Jidaohang Enterprise Management Company Limited (上海吉道航企業管理有限公 司), a wholly-owned subsidiary of Juneyao Airlines and a connected person of the Company

Shanghai Stock Exchange	means the Shanghai Stock Exchange. Official website: http://www.sse.com.cn/

SkyTeam Airline Alliance	means the SkyTeam Alliance, one of the three major international airline alliances in the world. Official website: http://www.skyteam.com/

Weight of freight carried	means the actual weight of freight carried

The Board of the Company hereby presents the interim financial information of the Group for the six months ended 30 June 2022 prepared in accordance with International Financial Reporting Standards (“IFRSs”) (which were reviewed and approved by the Board and the Audit and Risk Management Committee on 30 August 2022), with comparative figures for the corresponding period in 2021.

The interim financial information of the Group for the six months ended 30 June 2022 is not necessarily indicative of annual or future results of the Group. Investors should not place undue reliance on the interim financial information of the Group for the six months ended 30 June 2022.

4	China Eastern Airlines Corporation Limited | 2022 Interim Report

Company Business Introduction

The scope of principal business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other businesses related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods.

The Company has established a streamlined and efficient modern fleet. By operating 755 passenger aircraft (including 5 business aircraft) with an average age of approximately 8.1 years, the Company focuses on the core hubs of Shanghai and Beijing and the regional hubs of Xi’an and Kunming to provide high-quality and convenient air transportation and extended services for passengers and customers around the world.

Company Profile

Company Information
Chinese name of the Company	中國東方航空股份有限公司
English name of the Company	China Eastern Airlines Corporation Limited
Abbreviated English name of the Company	CEA
Legal representative of the Company	Liu Shaoyong

Note:

Mr. Liu Shaoyong has resigned as the chairman of the Board and director of the Company and CEA Holding in August 2022. The Company and CEA Holding have convened meetings of the Board separately, to consider and agree Mr. Li Yangmin, the Vice Chairman and President of the Company and director and President of CEA Holding, to act as the Chairman of the Board and the legal representative of the Company and CEA Holding. Upon determination of the new legal representative in accordance with the relevant laws and regulations, the Company and CEA Holding will complete the industrial and commercial registration modification in a timely manner.

Basic Profile
Registered address of the Company	66 Airport Street, Pudong International Airport, Pudong New District, Shanghai
Postal code of the Company’s registered address	201202
Place of business of the Company	36 Hongxiang 3rd Road, Minhang District, Shanghai
Postal code of the Company’s place of business	201100
The Company’s website	www.ceair.com
Mobile application (APP)	東方航空
Mobile website	m.ceair.com
Email address	ir@ceair.com
Service hotline	+86 95530
Sina Weibo	http://weibo.com/ceair
Weixin/WeChat mini program	中國東方航空
Weixin public subscription ID	東方航空訂閱號
Weixin ID	donghang_gw
Weixin QR code

Shares of the Company
A shares listing venue: The Shanghai Stock Exchange	Abbreviation: 中國東航	Code: 600115
H shares listing venue: The Hong Kong Stock Exchange	Abbreviation: China East Air	Code: 00670
ADR listing venue: The New York Stock Exchange	Abbreviation: CEA	Code: CEA

Contact Person and Contact Method

	Board Secretary, Company Secretary and Authorised Representative	Securities Affairs Representative
Contact person	Wang Jian	Yang Hui
Contact address	36 Hongxiang 3rd Road, Minhang District, Shanghai	36 Hongxiang 3rd Road, Minhang District, Shanghai
Telephone number	021-22330932	021-22330932
Fax number	021-62686116	021-62686116
Email address	ir@ceair.com	ir@ceair.com

6	China Eastern Airlines Corporation Limited | 2022 Interim Report

Company Profile

As at the publication date of this report

DIRECTORS	LEGAL ADVISERS
Li Yangmin (Vice Chairman, President)	Hong Kong, China: Baker & McKenzie
Tang Bing (Director)	Mainland China: Beijing Commerce & Finance Law Office
Lin Wanli (Director)	USA: Baker & McKenzie
Cai Hongping (Independent non-executive Director)
Dong Xuebo (Independent non-executive Director)	PRINCIPAL BANKS
Sun Zheng (Independent non-executive Director)	Industrial and Commercial Bank of China, Shanghai Branch
Lu Xiongwen (Independent non-executive Director)	China Construction Bank, Shanghai Branch
Jiang Jiang (Employee Representative Director)	The Bank of China, Shanghai Branch
Agricultural Bank of China, Shanghai Branch
SUPERVISORS
Guo Lijun (Chairman of the Supervisory Committee)	SHARE REGISTRAR
Fang Zhaoya (方照亞) (Supervisor)	Computershare Hong Kong Investor Services Limited
(Former name: Fang Zhaoya as 方召亞)	Shops 1712–1716, 17th Floor, Hopewell Centre,
Zhou Huaxin (Employee Representative Supervisor)	183 Queen’s Road East, Hong Kong

SENIOR MANAGEMENT	The Bank of New York Mellon
Li Yangmin (Vice Chairman, President)	240 Greenwich Street
Xi Sheng (Vice President) (Former name: Xi Xingwang)	New York, NY 10286 USA
Zhou Qimin (Vice President, Chief Financial Officer)
Feng Dehua (Vice President)	China Securities Depository and Clearing Corporation Limited,
Cheng Guowei (Vice President)	Shanghai Branch
Liu Tiexiang (Vice President)	188 South Yanggao Road, Pudong New District, Shanghai
Wang Jian (Board Secretary, Company Secretary)
PRINCIPAL PLACE OF BUSINESS IN HONG KONG
COMPANY SECRETARY	Room D, 19/F, United Centre, 95 Queensway, Hong Kong
Wang Jian
BUSINESS LICENCE RELATED INFORMATION
AUTHORISED REPRESENTATIVES	The unified social credit code of business licence of the Company is
Li Yangmin	913100007416029816
Wang Jian

Interim Financial Information

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2022

		For the six months ended 30 June
		2022	2021
		RMB million	RMB million
	Note	(Unaudited)	(Unaudited)
Revenue	6	19,354	34,710
Other operating income and gains	7	1,813	3,031
Operating expenses
Depreciation and amortisation		(10,656)	(11,214)
Aircraft fuel		(8,960)	(9,773)
Wages, salaries and benefits		(9,645)	(10,705)
Take-off and landing charges		(2,896)	(5,399)
Aircraft maintenance		(1,430)	(1,728)
Food and beverages		(439)	(876)
Selling and marketing expenses		(308)	(773)
Ground services and other expenses		(213)	(487)
Low value and short-term lease rentals		(288)	(36)
Civil aviation development fund		(226)	(481)
Impairment losses on financial assets		(8)	(3)
Fair value changes of financial asset at fair value through profit or loss		(6)	3
Indirect operating expenses		(1,808)	(1,742)

Total operating expenses		(36,883)	(43,214)

Operating loss		(15,716)	(5,473)
Share of result of associates		7	23
Share of result of joint ventures		(30)	(9)
Finance costs	8	(4,466)	(2,771)
Finance income		210	950

Loss before income tax		(19,995)	(7,280)
Income tax credit	9	21	1,882

Loss for the period		(19,974)	(5,398)

Loss attributable to:
Equity holders of the Company		(18,736)	(5,208)
Non-controlling interests		(1,238)	(190)

		(19,974)	(5,398)

Loss per share attributable to the equity holders of the Company:
— Basic and diluted (expressed in RMB per share)	11	(0.99)	(0.32)

8	China Eastern Airlines Corporation Limited | 2022 Interim Report

Interim Financial Information

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2022

		For the six months ended 30 June
		2022	2021
		RMB million	RMB million
	Note	(Unaudited)	(Unaudited)
Loss for the period		(19,974)	(5,398)

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Effective portion of changes in fair value of hedging instruments arising during the period, net of tax		119	(264)
Items that may not be subsequently reclassified to profit or loss
Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax		(63)	42
Actuarial losses on the post-retirement benefit obligations, net of tax		13	(30)

Other comprehensive income for the period, net of tax		69	(252)

Total comprehensive income for the period		(19,905)	(5,650)

Total comprehensive income attributable to:
Equity holders of the Company		(18,662)	(5,457)
Non-controlling interests		(1,243)	(193)

		(19,905)	(5,650)

The notes on pages 15 to 46 are an integral part of this interim condensed consolidated financial information.

Interim Financial Information

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2022

	Note	30 June 2022 RMB million (Unaudited)	31 December 2021 RMB million (Audited)
ASSETS
Non-current assets
Property, plant and equipment	13	90,349	93,242
Investment properties		114	118
Right-of-use assets	14	122,486	126,875
Intangible assets	15	11,678	11,713
Advanced payments on acquisition of aircraft		12,544	12,165
Investments in associates		1,782	1,777
Investments in a joint venture		454	484
Equity investments designed at fair value through other comprehensive income		373	457
Derivative financial instruments		48	—
Deferred tax assets		9,601	9,580
Other non-current assets		4,468	4,469

		253,897	260,880

Current assets
Flight equipment spare parts		1,831	1,799
Trade receivables	16	1,241	974
Prepayments and other receivables		7,287	12,089
Financial assets at fair value through profit or loss		78	84
Derivative financial instruments		64	—
Restricted bank deposits		14	12
Cash and cash equivalents		27,825	12,950
Assets classified as held for sale		2	2

		38,342	27,910

Current liabilities
Trade and bills payables	17	2,604	2,454
Other payables and accruals		17,752	18,745
Contract liabilities		3,285	3,287
Current portion of borrowings	18	64,339	44,999
Current portion of lease liabilities	19	16,083	16,350
Income tax payable		4	55
Current portion of provision for lease return costs for aircraft and engines		52	—
Derivative financial instruments		—	1

		104,119	85,891

Net current liabilities		(65,777)	(57,981)

Total assets less current liabilities		188,120	202,899

10	China Eastern Airlines Corporation Limited | 2022 Interim Report

Interim Financial Information

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2022

	Note	30 June 2022 RMB million (Unaudited)	31 December 2021 RMB million (Audited)
Non-current liabilities
Borrowings	18	60,949	50,792
Lease liabilities	19	77,137	82,126
Provision for lease return costs for aircraft and engines		7,353	7,270
Contract liabilities		912	899
Derivative financial instruments		—	45
Post-retirement benefit obligations		2,302	2,367
Other long-term liabilities		2,220	2,248

		150,873	145,747

Net assets		37,247	57,152

Equity
Equity attributable to equity holder of the Company
— Share capital	20	18,874	18,874
— Reserves		16,079	34,741

		34,953	53,615

Non-controlling interests		2,294	3,537

Total equity		37,247	57,152

The notes on pages 15 to 46 are an integral part of this interim condensed consolidated financial information.

Interim Financial Information

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2022

		Attributable to equity holders of the Company
					(Accumulated
					losses)/			Non-
		Share	Other		Retained			controlling	Total
		capital	reserves		earnings		Total	interests	equity
	Note	RMB million	RMB million		RMB million		RMB million	RMB million	RMB million
At 1 January 2022 (Audited)		18,874	41,571	*	(6,830	)*	53,615	3,537	57,152

Comprehensive income:
Loss for the period		—	—		(18,736)		(18,736)	(1,238)	(19,974)
Other comprehensive income		—	74		—		74	(5)	69

Total comprehensive income		—	74		(18,736)		(18,662)	(1,243)	(19,905)

Balance at 30 June 2022 (Unaudited)		18,874	41,645	*	(25,566	)*	34,953	2,294	37,247

At 1 January 2021 (Audited)		16,379	34,643	*	5,227	*	56,249	2,905	59,154

Comprehensive income:
Loss for the period		—	—		(5,208)		(5,208)	(190)	(5,398)
Other comprehensive income		—	(249)		—		(249)	(3)	(252)

Total comprehensive income		—	(249)		(5,208)		(5,457)	(193)	(5,650)

Capital injection by non-controlling interests in subsidiaries		—	(689)		—		(689)	1,717	1,028
Disposal of equity investments designed at fair value through other comprehensive income to retained earnings		—	(106)		106		—	—	—

Balance at 30 June 2021 (Unaudited)		16,379	33,599	*	125	*	50,103	4,429	54,532

*	These reserve accounts comprise the consolidated reserves of RMB16,079 million (31 December 2021: RMB34,741 million) in the consolidated statement of financial position.

The notes on pages 15 to 46 are an integral part of this interim condensed consolidated financial information.

12	China Eastern Airlines Corporation Limited | 2022 Interim Report

Interim Financial Information

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2022

		For the six months ended 30 June
	Note	2022 RMB million (Unaudited)	2021 RMB million (Unaudited)
Cash flow from operating activities
Cash (used in)/generated from operations	24	(1,518)	8,353
Income tax paid		(57)	(84)

Net cash (used in)/generated from operating activities		(1,575)	8,269

Cash flow from investing activities
Payments for property, plant and equipment and other non-current assets		(2,490)	(6,193)
Proceeds from disposal of property, plant and equipment		137	—
Proceeds from disposal of subsidiaries, associates and joint ventures		—	157
Proceeds from disposal of financial assets at fair value through other comprehensive income		—	141
Dividends received		6	96
Settlement relating to derivative financial instruments		—	(31)
Proceeds from repayment of loan to a joint venture		2	3
Proceeds from novation of purchase rights		474	3,856

Net cash used in investing activities		(1,871)	(1,971)

Interim Financial Information

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2022

		For the six months ended 30 June
	Note	2022 RMB million (Unaudited)	2021 RMB million (Unaudited)
Cash flows from financing activities
Repayments of short-term debentures		(22,000)	(40,500)
Repayments of short-term bank loans		(30,469)	(13,000)
Proceeds from issuance of short-term debentures		35,500	22,000
Proceeds from draw-down of short-term bank loans		32,800	21,442
Proceeds from draw-down of long-term bank loans		14,300	17,938
Repayments of principal of lease liabilities		(8,531)	(9,007)
Proceeds from issuance of long-term debentures and bonds		3,500	8,996
Repayments of long-term debentures		(3,000)	(2,973)
Interest paid		(2,872)	(2,617)
Repayments of long-term bank loans		(890)	(954)
Capital contribution from non-controlling interests		—	284
Net settlement relating to derivative financial instruments		(24)	—

Net cash generated from financing activities		18,314	1,609

Net increase in cash and cash equivalents		14,868	7,907
Cash and cash equivalents at beginning of the period		12,950	7,651
Exchange differences on cash and cash equivalents		7	(11)

Cash and cash equivalents at end of the period		27,825	15,547

The notes on pages 15 to 46 are an integral part of this interim condensed consolidated financial information.

14	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

1.	Corporate Information

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

In the opinion of the directors of the Company, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares of the Company are listed on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively.

These financial statements were approved and authorised for issue by the Company’s Board of Directors (the “Board”) on 30 August 2022.

This condensed consolidated interim financial information has not been audited.

2.	Basis of Preparation

The unaudited interim condensed consolidated financial information, comprising interim condensed consolidated statement of financial position as at 30 June 2022, interim condensed consolidated statement of profit or loss and other comprehensive income, interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for the six months ended 30 June 2022 (collectively referred to as the “interim financial information”), has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended 31 December 2021, which have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”).

For the six months ended 30 June 2022, the Group incurred net loss of RMB19.97 billion. As at 30, June 2022, the Group’s current liabilities exceeded its current assets by approximately RMB65.78 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on its financial condition and operating results. The Board has also considered the following factors:

•	Sufficient unutilized banking facilities as at 30 June, 2022;

•	The Group’s sound credit standing and history of cooperation with banks and other financial institutions; and

•

The Group’s expected net cash inflows from operating activities for not less than 12 months starting from the period end of the financial statements, considering the recovery of flights and the Group’s major operating costs including fuel prices during such period.

The Board believes that the Group has sufficient source of financing to enable it to operate, as well as to meet its liabilities as and when they become due, and to support its the capital expenditures in the foreseeable future of not less than twelve months starting from the period end of the financial statements. Accordingly, the Board continued to prepare the Group’s financial statements as of and for six months ended 30 June 2022 on a going concern basis.

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

3.	Accounting Policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial information for the year ended 31 December 2021, as described therein, except for estimation of income tax for the interim periods using the tax rate that would be applicable to expected total annual earnings and the adoption of the following revised International Financial Reporting Standards (“IFRSs”) effective for the six months ended 30 June 2022 as described below.

(a)	New and amended standards adopted by the Group

The IASB has issued the following amendments to IFRS for the current accounting period of the Group.

•	Amendments to IAS 16 — Property, Plant and Equipment: Proceeds before Intended Use

•	Amendments to IFRS 3 — Reference to the Conceptual Framework

•	Amendments to IAS 37 — Onerous Contracts — Cost of Fulfilling a Contract

•	Annual Improvements to IFRS Standards 2018–2020

The adoption of the above new amendments starting from 1 January 2022 did not give rise to significant impact on the Group’s result of operations and financial position for the six months ended 30 June 2022.

(b)	Impact of standards issued but not yet applied by the Group

Certain new accounting standards, amendments and interpretations have been published but are not mandatory for the financial year beginning 1 January 2022 and have not been early adopted by the Group.

4.	Significant Accounting Judgements and Estimates

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2021.

5.	Segment Information

(a)	The chief operating decision-maker (“CODM”), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery and ground service.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

16	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

5.	Segment Information (continued)

(a)	The chief operating decision-maker (“CODM”), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling item from the Group’s reportable segment revenues and profit/(loss) before income tax, arising from different accounting policies is set out in Note 5(c) below.

The segment results for the six months ended 30 June 2022 were as follows:

	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)	Unallocate* RMB million (Unaudited)	Total RMB million (Unaudited)
Segment revenue (Note 6)
Reportable segment revenue from external customers	19,277	77	—	—	19,354
Inter-segment sales	—	358	(358)	—	—

Reportable segment revenue	19,277	435	(358)	—	19,354

Reportable segment loss before income tax	(19,958)	(9)	—	(28)	(19,995)

Other segment information
Depreciation and amortisation	10,526	130	—	—	10,656
Impairment losses on financial assets	8	—	—	—	8
Interest income	216	—	(6)	—	210
Interest expenses	3,051	11	(6)	—	3,056
Capital expenditure	4,570	24	—	—	4,594

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

5.	Segment Information (continued)

(a)	The chief operating decision-maker (“CODM”), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)

The segment results for the six months ended 30 June 2021 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocate*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Segment revenue (Note 6)
Reportable segment revenue from external customers	34,611	99	—	—	34,710
Inter-segment sales	—	372	(372)	—	—

Reportable segment revenue	34,611	471	(372)	—	34,710

Reportable segment (loss)/profit before income tax	(7,216)	66	—	(130)	(7,280)

Other segment information
Depreciation and amortisation	11,078	136	—	—	11,214
Impairment losses on financial assets	3	—	—	—	3
Interest income	130	—	(7)	—	123
Interest expenses	2,770	8	(7)	—	2,771
Capital expenditure	14,575	110	—	—	14,685

The segment assets and liabilities as at 30 June 2022 and 31 December 2021 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
At 30 June 2022 (Unaudited)
Reportable segment assets	285,652	4,377	(2,831)	2,799	289,997
Reportable segment liabilities	255,407	2,416	(2,831)	—	254,992
At 31 December 2021 (Audited)
Reportable segment assets	280,976	4,376	(1,606)	2,802	286,548
Reportable segment liabilities	230,799	2,398	(1,606)	47	231,638

*

Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, financial asset at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of financial asset at fair value through profit or loss and dividend income relating to equity investments at fair value through profit or loss.

18	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

5.	Segment Information (continued)

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

(1)

Traffic revenue from services within Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations

(2)	Revenue from ticket handling services, ground services and other miscellaneous services are classified on the basis of where the services are performed

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	14,104	29,764
International	5,070	4,743
Regional (Hong Kong, Macau and Taiwan)	180	203

	19,354	34,710

(3)

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

5.	Segment Information (continued)

(c)	Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		For the six months ended 30 June
		2022	2021
	Note	RMB million	RMB million
		(Unaudited)	(Unaudited)
Revenue
Reportable segment revenue		19,354	34,710

Consolidated revenue		19,354	34,710

		For the six months ended 30 June
		2022	2021
	Note	RMB million	RMB million
		(Unaudited)	(Unaudited)
Loss before income tax
Reportable segment loss		(19,995)	(7,280)

Consolidated loss before income tax		(19,995)	(7,280)

		30 June 2022	31 December 2021
	Note	RMB million	RMB million
		(Unaudited)	(Audited)
Assets
Reportable segment assets		289,997	286,548
— Difference in intangible asset arising from the acquisition of Shanghai Airlines	(i)	2,242	2,242

Consolidated assets		292,239	288,790

20	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

5.	Segment Information (continued)

(c)	Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued)

	30 June 2022 RMB million (Unaudited)	31 December 2021 RMB million (Audited)
Liabilities
Reportable segment liabilities	254,992	231,638

Consolidated liabilities	254,992	231,638

Notes:

(i)

The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill.

(d)	Seasonality of operations

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

6.	Revenue

An analysis of revenue is as follows:

	For the six months ended 30 June
	2022 RMB million (Unaudited)	2021 RMB million (Unaudited)
Revenue from contracts with customers	19,254	34,582
Revenue from other sources
Gross rental income	100	128

	19,354	34,710

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

6.	Revenue (continued)

Disaggregated revenue information for revenue from contracts with customers:

For the six months ended 30 June 2022

Segments	Airline transportation operations RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Types of goods or services
Traffic revenues
— Passenger	13,899	—	13,899
— Cargo and mail	3,910	—	3,910
Ticket cancellation and Commission service	462	—	462
Ground service income	275	—	275
Others	631	77	708

Total revenue from contracts with customers	19,177	77	19,254

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	13,927	77	14,004
International	5,070	—	5,070
Regional (Hong Kong, Macau and Taiwan)	180	—	180

Total revenue from contracts with customers	19,177	77	19,254

22	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

6.	Revenue (continued)

Disaggregated revenue information for revenue from contracts with customers: (continued)

For the six months ended 30 June 2021

Segments	Airline transportation operations RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Types of goods or services
Traffic revenues
— Passenger	28,466	—	28,466
— Cargo and mail	3,945	—	3,945
Ticket cancellation and Commission service	1,055	—	1,055
Ground service income	440	—	440
Others	577	99	676

Total revenue from contracts with customers	34,483	99	34,582

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	29,537	99	29,636
International	4,743	—	4,743
Regional (Hong Kong, Macau and Taiwan)	203	—	203

Total revenue from contracts with customers	34,483	99	34,582

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

7.	Other Operating Income and Gains

	For the six months ended 30 June
	2022 RMB million (Unaudited)	2021 RMB million (Unaudited)
Co-operation routes income (Note (a))	1,010	1,924
Routes subsidy income (Note (b))	438	383
Other subsidy income (Note (c))	284	499
Gain on disposal of items of property, plant and equipment and right-of-use assets	12	—
Compensation from ticket sales agents	3	56
Gain on disposal of subsidiaries, associates and joint ventures	—	112
Others	66	57

	1,813	3,031

(a)

Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties.

(b)	Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group.

(c)	Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants.

(d)	There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the six months ended 30 June 2022 and 2021.

24	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

8.	Finance costs

	For the six months ended 30 June
	2022 RMB million (Unaudited)	2021 RMB million (Unaudited)
Interest relating to lease liabilities	1,689	1,618
Interest on borrowings	843	723
Interest on bonds and debentures	656	620
Interest relating to post-retirement benefit obligations	35	42
Interest relating to interest rate swap contracts	24	30
Less: advanced payments on acquisition of aircraft capitalised	(191)	(262)

	3,056	2,771
Foreign exchange losses, net (note (b))	1,410	—

	4,466	2,771

Notes:

(a)	The weighted average interest rate used for interest capitalisation is 3.57% per annum for the six months ended 30 June 2022 (for the six months ended 30 June 2021: 3.61%).

(b)	The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and lease liabilities.

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

9.	Income Tax

The amounts of income tax expense charged to the consolidated income statements represent:

	For the six months ended 30 June
	2022 RMB million (Unaudited)	2021 RMB million (Unaudited)
	19	87
Current income tax Deferred income tax	(40)	(1,969)

	(21)	(1,882)

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and National Development and Reform Commission on the Continuation of Corporate Income Tax Policies for Enterprises from Western Development Region ([2020] No. 23), enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2021 to 2030. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January, 2011. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2021: 16.5%).

The Company and its subsidiaries, except for CEA Yunnan and those entities incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2021: 25%).

10.	Dividend

The Board does not recommend the payment of a dividend for the six months ended 30 June 2022 (for the six months ended 30 June 2021: Nil).

11.	Loss Per Share

The calculation of basic loss per share is based on the unaudited consolidated loss attributable to equity holders of the Company of approximately RMB18,736 million and the weighted average number of shares of 18,874 million in issue during the six months ended 30 June 2022. The Company had no potentially dilutive ordinary shares in issue for the six months ended 30 June 2022 (for the six months ended 30 June 2021: Nil).

12.	Profit Appropriation

No appropriation to the statutory reserves has been made for the six months ended 30 June 2022 (for the six months ended 30 June 2021: Nil). Such appropriations will be made at year end in accordance with the relevant PRC regulations and the Articles of Association of individual group companies.

26	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

13.	Property, Plant and Equipment

	Aircraft, engines and flight equipment RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2022	73,058	20,184	93,242
Additions	887	285	1,172
Transfer from right-of-use assets (Note 14)	195	—	195
Depreciation charges	(3,464)	(642)	(4,106)
Disposals	(51)	(103)	(154)

Carrying amount at 30 June 2022	70,625	19,724	90,349

	Aircraft, engines and flight equipment RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2021	80,959	20,084	101,043
Additions	1,702	1,211	2,913
Transfer from right-of-use assets (Note 14)	409	—	409
Depreciation charges	(4,094)	(780)	(4,874)
Disposals	(516)	(142)	(658)

Carrying amount at 30 June 2021	78,460	20,373	98,833

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

14.	Right-of-Use Assets

	Aircraft, engines and flight equipment RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2022	122,811	4,064	126,875
Additions	1,813	325	2,138
Transfer to property, plant and equipment (Note 13)	(195)	—	(195)
Disposals	(206)	(33)	(239)
Depreciation provided during the period	(5,668)	(425)	(6,093)

Carrying amount at 30 June 2022	118,555	3,931	122,486

	Aircraft, engines and flight equipment RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2021	115,678	2,532	118,210
Additions	8,779	1,327	10,106
Transfer to property, plant and equipment (Note 13)	(409)	—	(409)
Disposals	(673)	(11)	(684)
Depreciation provided during the period	(5,532)	(443)	(5,975)

Carrying amount at 30 June 2021	117,843	3,405	121,248

28	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

15.	Intangible Assets

	Goodwill (Note) RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2022	11,270	443	11,713
Additions	—	62	62
Amortisation	—	(97)	(97)

Carrying amount at 30 June 2022	11,270	408	11,678

	Goodwill (Note) RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2021	11,270	448	11,718
Additions	—	116	116
Amortisation	—	(100)	(100)
Disposal	—	(1)	(1)

Carrying amount at 30 June 2021	11,270	463	11,733

Note:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. The value of the goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and accelerating the development of international air transportation in Shanghai. For the purpose of impairment assessment, goodwill was allocated to the cash-generating unit (“CGU”) of airline transportation operations that the Group operates and benefits from the acquisition.

16.	Trade Receivables

An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows:

	30 June 2022 RMB million (Unaudited)	31 December 2021 RMB million (Audited)
Trade receivables	1,320	1,051
Less: Impairment	(79)	(77)

	1,241	974

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

16.	Trade Receivables (continued)

	30 June 2022 RMB million (Unaudited)	31 December 2021 RMB million (Audited)
Within 90 days	1,021	919
91 to 180 days	132	39
181 to 365 days	74	9
Over 365 days	14	7

	1,241	974

17.	Trade Payables and Bills Payable

	30 June 2022 RMB million (Unaudited)	31 December 2021 RMB million (Audited)
Within 90 days	2,364	2,338
91 to 180 days	96	6
181 to 365 days	55	16
1–2 years	24	15
Over 2 years	65	79

	2,604	2,454

30	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

18.	Borrowings

	30 June 2022 RMB million (Unaudited)	31 December 2021 RMB million (Audited)
Non-current:
Long-term bank borrowings (Note(a))
— secured	15,505	16,401
— unsecured	26,050	11,750
Guaranteed bonds	3,898	8,648
Unsecured bonds (Note(b))	15,496	13,993

	60,949	50,792

Current:
Current portion of non-current borrowings (Note(a))
— secured	1,884	1,910
— unsecured	216	211
Current portion of guaranteed bonds	6,494	1,828
Current portion of unsecured bonds (Note(b))	2,222	3,436
Short-term bank borrowings (Note(c))
— unsecured	39,957	37,614
Short-term debentures (Note(d))	13,566	—

	64,339	44,999

	125,288	95,791

Note:

(a)	As at 30 June 2022, the secured bank borrowings of the Group were secured by the related aircrafts with a net carrying amount of RMB21,212 million.

The borrowings are repayable from 2022 to 2045. The interest rates relating to the long-term bank borrowings were 0.10% to 3.90%.

(b)	For the six months ended 30 June 2022, the Company has repaid the following bond with the principal amount of RMB3 billion:

	Issue date	Principal	Interest rate
Three-year medium-term bonds	2019/3/5	RMB3 billion	3.70%

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

18.	Borrowings (continued)

Note: (continued)

(b)	(continued)

On 13 April and 15 April 2022, the Company issued the following medium-term bonds with the total principal amount of RMB3.5 billion. The interest is payable annually.

	Par value	Issue date	Maturity	Principal	Interest rate
Three-year medium-term bonds	RMB100	2022/4/13	3 years	RMB2 billion	2.92%
Three-year medium-term bonds	RMB100	2022/4/15	3 years	RMB1.5 billion	2.92%

(c)	The interest rates relating to the short-term bank borrowings were 2.00% to 2.96%.

(d)	As at 30 June 2022, detailed short-term debentures were listed below:

	Principal	Maturity	Issue date	Interest rate
2022 4th Short-term debentures	RMB1 billion	180 days	19/01/2022	2.20%
2022 10th Short-term debentures	RMB4 billion	180 days	30/03/2022	2.12%
2022 11th Short-term debentures	RMB2.5 billion	90 days	12/04/2022	2.00%
2022 12th Short-term debentures	RMB4 billion	90 days	13/04/2022	2.00%
2022 13th Short-term debentures	RMB2 billion	91 days	18/04/2022	2.00%

19.	Lease Liabilities

	Minimum lease payments 30 June 2022 RMB million (Unaudited)	Present values of minimum lease payments 30 June 2022 RMB million (Unaudited)	Minimum lease payments 31 December 2021 RMB million (Audited)	Present values of minimum lease payments 31 December 2021 RMB million (Audited)
Within one year	18,574		19,025
In the second year	17,623		17,320
In the third to fifth years, inclusive	41,367		43,259
After the fifth year	26,718		31,192

Total	104,282	93,220	110,796	98,476
Less: amounts repayable within one year	(18,574)	(16,083)	(19,025)	(16,350)

Non-current portion	85,708	77,137	91,771	82,126

32	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

20.	Share Capital

	30 June 2022 RMB million (Unaudited)	31 December 2021 RMB million (Audited)
Registered, issued and fully paid of RMB1.00 each
A shares listed on The Shanghai Stock Exchange (“A Shares”)	13,697	13,697
H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	5,177	5,177

	18,874	18,874

Pursuant to articles 50 and 51 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

21.	Commitments

The Group had the following capital commitments at the end of the reporting period:

	30 June 2022 RMB million (Unaudited)	31 December 2021 RMB million (Audited)
Contracted for:
— Aircraft, engines and flight equipment (Note)	24,634	24,922
— Other property, plant and equipment	2,862	2,980
— Investments	2,163	2,163

	29,659	30,065

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows:

	30 June 2022 RMB million (Unaudited)	31 December 2021 RMB million (Audited)
Within one year	9,353	9,530
In the second year	9,514	8,018
In the third year	5,767	7,374

	24,634	24,922

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

22.	Related Party Transactions

The Group is controlled by CEA Holding, which directly owns 40.10% of the Company’s shares as at 30 June 2022 (31 December 2021: 40.10%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 13.91% and 2.42% respectively as at 30 June 2022 (31 December 2021: 13.91% and 2.42%).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, government- related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-owned Enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	Associate of the Company
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries (“Eastern Import & Export”)	Associate of the Company
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	Associate of the Company
Eastern Aviation Advertising Service Co., Ltd. and its subsidiaries (“Eastern Advertising”)	Associate of the Company
Shanghai Airlines Tours International (Group) Co., Ltd. and its subsidiaries (“Shanghai Airlines Tours”)	Associate of the Company
China Eastern Air Catering Investment Co., Limited and its subsidiaries (“Eastern Air Catering”)	Associate of the Company
CAE Melbourne Flight Training Pty Limited (“CAE Melbourne”)	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”)	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	Joint venture of the Company
Xi An Cea Safran Landing Systems Services Co., Ltd. (“XIESA”)	Joint venture of the Company
CEA Development Co., Limited and its subsidiaries (“CEA Development”)	Controlled by the same parent company
Eastern Air Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”)	Controlled by the same parent company

34	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

22.	Related Party Transactions (continued)

(a)	Nature of related parties that do not control or controlled by the Group: (continued)

Name of related party	Relationship with the Group
Shanghai Eastern Airlines Investment Co., Ltd. and its subsidiaries (“Eastern Investment”)	Controlled by the same parent company
CES International Financial Leasing Corporation Limited and its subsidiaries (“CES Lease Company”)	Controlled by the same parent company
TravelSky Technology Limited (“TravelSky”)	A key management personnel of the Company is a director of Travelsky
Air France-KLM Group (“AFK”)	A key management personnel of the Company is a director of AFK
Sichuan Airlines Co.,Ltd. (“Sichuan Air”)	A key management personnel of the Company is a director of Sichuan Air
Juneyao Airlines Co., Ltd and its subsidiaries (“Juneyao Air”)	Shareholder who hold more than 5% of the company’s voting shares

(b)	Related party transactions

				For the six months
				ended 30 June
		Pricing policy		2022	2021
		and decision		RMB million	RMB million
Nature of transaction	Related party	process		(Unaudited)	(Unaudited)
Purchase of goods and services
Payments on food and beverages*	Eastern Air Catering	(i	)	438	422
	Eastern Import & Export	(i	)	1	40
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(i	)	34	66
Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(i	)	436	470
	Technologies Aerospace	(i	)	37	78
	Shanghai Hute	(i	)	—	71
	Aviation Technology Co., Ltd.
	Shanghai Eastern Union Aviation
	Wheels & Brakes	(i	)	—	23
	Maintenance Services Overhaul Engineering Co., Ltd.
Payments on cabin cleaning services	Eastern Advertising	(i	)	—	1
Advertising expense*	Eastern Advertising	(i	)	7	10
Payments on system services	China Kaiya	(i	)	6	8
Equipment maintenance fee*	CEA Development	(i	)	21	49
	Collins Aviation	(i	)	8	20

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

22.	Related Party Transactions (continued)

(b)	Related party transactions (continued)

				For the six months
				ended 30 June
		Pricing policy		2022	2021
		and decision		RMB million	RMB million
Nature of transaction	Related party	process		(Unaudited)	(Unaudited)
Purchase of goods and services (continued)
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(i	)	3	14
Property management and green maintenance expenses*	CEA Development	(i	)	89	72
Payments on hotel accommodation service*	CEA Development	(i	)	69	58
	Shanghai Airlines Tours	(i	)	7	17
Payments on construction and management agent*	Eastern Investment	(i	)	5	59
Civil aviation information network services**	TravelSky	(i	)	107	215
Payments on aviation transportation cooperation and support services**	AFK	(i	)	13	30
Payments on aviation transportation cooperation services	Juneyao Air	(i	)	1	2
Flight equipment spare parts maintenance and support services	AFK	(i	)	15	5
Payments on logistics services	Eastern Logistics	(i	)	38	56
Cargo terminal business support services*	Eastern Logistics	(i	)	115	188
Bellyhold container management	Eastern Logistics	(i	)	7	7
Provision of services
Exclusive operation transportation in relation to the passenger aircraft cargo business*	Eastern Logistics	(i	)	3,910	3,945
Freight logistics support services*	Eastern Logistics	(i	)	87	66
Media royalty fee	Eastern Advertising	(i	)	7	7

Notes:

In 2021, the Company disposed of the equity interests held in Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. and Shanghai Hute Aviation Technology Co., Ltd., so it is no longer a related party.

36	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

22.	Related Party Transactions (continued)

(b)	Related party transactions (continued)

				For the six months
				ended 30 June
		Pricing policy		2022	2021
		and decision		RMB million	RMB million
Nature of transaction	Related party	process		(Unaudited)	(Unaudited)
Provision of services (continued)
Aviation transportation cooperation and support services**	AFK	(i	)	3	8
	Juneyao Air	(i	)	4	8
Flight equipment spare parts maintenance and support services	Juneyao Air	(i	)	11	18
Aviation transportation cooperation services	Sichuan Air	(i	)	2	—
Sale of Goods	Eastern Air Catering	(i	)	11	—
Software system and support services	Eastern Logistics	(i	)	3	—
Transfer of pilots	Eastern Logistics	(i	)	31	—
Rental Income
Rental income from cargo stations*	Eastern Logistics	(ii	)	46	41
Rental income from land and buildings*	Eastern Air Catering	(ii	)	5	14
	CEA Development	(ii	)	2	4
	Juneyao Air	(ii	)	2	3
	Eastern Import & Export	(ii	)	1	1
	CEA Holding	(ii	)	13	—
	Sichuan Air	(ii	)	5	—
Rental income from intangible assets	Eastern Logistics	(ii	)	2	2
Addition in right-of-use assets on new leases
Aircraft and engines*	CEA Lease Company	(ii	)	1,139	5,809
Land and buildings*	Eastern Investment	(ii	)	—	302
Ground assets*	CEA Development	(ii	)	—	27
Interest on lease liabilities
Aircraft and engines*	CEA Lease Company	(ii	)	642	635
Land and buildings*	Eastern Investment	(ii	)	5	26
Ground assets*	CEA Development	(ii	)	4	3
Interest expense
Interest expense on loans	CEA Holding	(iii	)	56	17
	Eastern Air Finance Company	(iii	)	26	6
	Eastern Investment	(iii	)	8	—

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

22.	Related Party Transactions (continued)

(b)	Related party transactions (continued)

				For the six months
				ended 30 June
		Pricing policy		2022	2021
		and decision		RMB million	RMB million
Nature of transaction	Related party	process		(Unaudited)	(Unaudited)
Interest income
Interest income on deposits	Eastern Air Finance Company	(iii	)	24	13
Gains on disposal of equity
Dispose 100% equity of China Eastern Airlines Grand Hotel Co., Ltd.	Sichuan Air	(i	)	—	97
Dispose 49% equity of Yunnan Civil Aviation Kaiya Information Co., Ltd.	TravelSky	(i	)	—	8

(i)	The Group’s pricing policies on goods and services purchased from and provided to related parties are mutually agreed between contract parties.
(ii)	The Group’s pricing policies on related party lease payments are mutually agreed between contract parties.
(iii)	The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates.
*

These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”).

**	This related party transaction constitutes a continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

During the six months ended 30 June 2022 and 2021, the Group’s significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

38	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

22.	Related Party Transactions (continued)

(c)	Balances with related parties

(i)	Amounts due from related parties

	30 June 2022 RMB million (Unaudited)	31 December 2021 RMB million (Audited)
Trade receivables
Eastern Logistics	628	497
Juneyao Air	12	5
Eastern Air Catering	10	17
Others	2	2

	652	521

Prepayments and other receivables
Eastern Air Finance Company	115	120
Eastern Air Catering	55	55
Eastern Import & Export	37	134
TravelSky	33	42
CEA Holding	15	10
Technologies Aerospace	6	6
Juneyao Air	5	5
CEA Development	2	1
Others	15	9

	283	382

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

22.	Related Party Transactions (continued)

(c)	Balances with related parties (continued)

(ii)	Amounts due to related parties

	30 June 2022 RMB million (Unaudited)	31 December 2021 RMB million (Audited)
Trade and bills payables
Eastern Import & Export	465	472
Eastern Air Catering	272	583
Shanghai P&W	159	280
CEA Development	122	81
Technologies Aerospace	39	59
CEA Holding	22	23
Eastern Advertising	10	6
TravelSky	6	7
Collins Aviation	4	8
Eastern Investment	3	1
Shanghai Airlines Tours	3	—
Others	9	6

	1,114	1,526

Other payables and accruals
Eastern Investment	61	61
CEA Holding	58	68
CEA Development	9	15
Eastern Air Catering	1	1
CES Lease Company	—	63
Others	1	5

	130	213

Contract liabilities
Sichuan Air	5	—
Lease liabilities
CES Lease Company	43,507	46,251
Other long-term liabilities
Eastern Air Catering	67	64

Except the amounts due to CES Lease Company, which are related to the aircraft under leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

40	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

22.	Related Party Transactions (continued)

(c)	Balances with related parties (continued)

(iii)	Short-term deposits, loan and borrowings with related parties

	Average interest rate For the six months ended 30 June
			30 June	31 December
	2022	2021	2022	2021
			RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Short-term deposits (included in cash and cash equivalents)
Eastern Air Finance Company	0.18%	0.39%	13,946	12,269
Short-term borrowings
Eastern Air Finance Company	2.96%	2.80%	1,001	6,000
CEA Holding	2.07%	—	12,008	11,000
Eastern Investment	2.80%	—	—	7,700
Long-term borrowings
CEA Holding	—	3.87%	—	—
Loan to a joint venture
CAE Melbourne	8.00%	8.00%	4	6

(d)	Guarantees by the holding company

As at 30 June 2022, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (31 December 2021: RMB7.8 billion).

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

23.	Fair Value Measurement of Financial Instruments

(a)	Fair value hierarchy

The table below analyses the Group’s financial instruments carried at fair value as at 30 June 2022 and 31 December 2021 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels within a fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted marked price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

As at 30 June 2022 and 31 December 2021, the Group had certain financial assets carried at fair value, including equity investments designated at fair value through other comprehensive income, listed equity investments recorded as financial assets at FVTPL, and the derivative financial instruments.

As at 30 June 2022

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Equity investments designated at fair value through other comprehensive income	288	—	85	373
Derivative financial instruments	—	112	—	112
Financial asset at fair value through profit or loss	78	—	—	78

Total	366	112	85	563

42	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

23.	Fair Value Measurement of Financial Instruments (continued)

(a)	Fair value hierarchy (continued)

As at 31 December 2021

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
	(Audited)	(Audited)	(Audited)	(Audited)
Assets
Equity investments designated at fair value through other comprehensive income	237	—	220	457
Financial asset at fair value through profit or loss	84	—	—	84

Total	321	—	220	541

Liabilities
Derivative financial liabilities
— Interest rate swaps	—	46	—	46

The Group enters into derivative financial instruments, including forward currency contracts, fuel hedging contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.

Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates, interest rate curves and fuel hedging price. The carrying amounts of forward currency contracts, fuel hedging contracts and interest rate swaps are the same as their fair values.

As at 30 June 2022, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

23.	Fair Value Measurement of Financial Instruments (continued)

(a)	Fair value hierarchy (continued)

The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and calculates an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation (“EV/EBITDA”) multiple and price to earnings (“P/E”) multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period.

Set out below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 30 June 2022 and 31 December 2021:

	Valuation technique	Significant unobservable input	Range	Sensitivity of fair value to the input
Unlisted equity investments	Valuation multiples	Discount for lack of marketability	30 June 2022: 20% (31 December	1% (31 December 2021: 1%)
			2021: 20%)	increase/decrease in multiple would result in increase/ decrease in fair value by RMB1 million (31 December 2021: RMB3 million)

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

44	China Eastern Airlines Corporation Limited | 2022 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

23.	Fair Value Measurement of Financial Instruments (continued)

(a)	Fair value hierarchy (continued)

The following table presents the changes in level 3 items for the six months ended 30 June 2022:

Equity investments designated at fair value through other comprehensive income RMB million
Opening balance as at 31 December 2021 (Audited)	220
Recognised in other comprehensive income — net	(135)

Closing balance as at 30 June 2022 (Unaudited)	85

During the period, there were no transfers among levels of the fair value hierarchy.

(b)	Fair values of other financial instruments (unrecognised)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet.

Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term guaranteed bonds approximate to their carrying amounts largely due to the short-term maturities of these instruments.

Significant differences were identified for the following instruments as at 30 June 2022.

	Carrying amount RMB million (Unaudited)	Fair value RMB million (Unaudited)
Financial liabilities —
Long-term borrowings	60,949	59,537
Lease liabilities	77,137	76,394
Other long-term liabilities	1,205	1,109

	139,291	137,040

The fair values of long-term borrowings, lease liabilities and other long-term liabilities have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2022

24.	Cash Generated from Operations

(a)	Reconciliation of profit before income tax to net cash generated from operations

	For six months ended 30 June
	2022 RMB million (Unaudited)	2021 RMB million (Unaudited)
Loss for the year before income tax	(19,995)	(7,280)

Adjustments for:
Depreciation of property, plant and equipment (Note 13)	4,106	4,874
Depreciation of right-of-use assets (Note 14)	6,093	5,975
Depreciation of investment properties	4	5
Amortisation of other long-term assets	356	260
Amortisation of intangible assets (Note 15)	97	100
(Gains)/losses on disposals of property, plant and equipment and intangible assets	(9)	1
Fair value losses/(gains) on financial assets at fair value through profit or loss	6	(3)
Gains on disposals of associates and jointly controlled entities	—	(15)
Gains on disposal of a subsidiary	—	(97)
Loss allowance for trade and other receivables	3	3
Provision for impairment of flight equipment spare parts	5	2
Interest expense	3,056	2,771
Net foreign exchange losses/(gains)	1,410	(827)
Share of results of a joint venture and an associate	23	(14)
Dividend income from equity investments designed at fair value through other comprehensive income	(1)	(1)
Changes in working capital:
Increase in flight equipment spare parts	(37)	(9)
Decrease in operating receivables	4,155	117
(Decrease)/increase in operating payables	(790)	2,491

Cash (used in)/generated from operating activities	(1,518)	8,353

Income tax paid	(57)	(84)

Net cash (used in)/generated from operating activities	(1,575)	8,269

46	China Eastern Airlines Corporation Limited | 2022 Interim Report

Summary of Operating Data

	For the six months ended 30 June
	2022	2021	Change
Passenger transportation data
ASK (available seat-kilometres) (millions)	44,535.60	85,932.57	-48.17%
— Domestic routes	42,960.94	83,485.90	-48.54%
— International routes	1,342.74	2,102.86	-36.15%
— Regional[1] routes	231.93	343.80	-32.54%
RPK (revenue passenger-kilometres) (millions)	27,005.95	60,848.10	-55.62%
— Domestic routes	26,231.10	59,850.18	-56.17%
— International routes	645.09	804.46	-19.81%
— Regional routes	129.76	193.46	-32.93%
Number of passengers carried (thousands)	18,675.62	44,351.51	-57.89%
— Domestic routes	18,490.53	44,092.24	-58.06%
— International routes	97.56	130.75	-25.38%
— Regional routes	87.53	128.52	-31.89%
Passenger load factor (%)	60.64	70.81	-10.17pts
— Domestic routes	61.06	71.69	-10.63pts
— International routes	48.04	38.26	9.78pts
— Regional routes	55.95	56.27	-0.32pts
Passenger-kilometres yield (RMB)Note	0.552	0.499	10.62%
— Domestic routes	0.507	0.485	4.54%
— International routes	2.341	1.541	51.91%
— Regional routes	0.778	0.724	7.46%

[1]

In order to facilitate data statistics and analysis, the business is divided into “domestic routes”, “international routes” and “regional routes” in conjunction with industry practices. Among them, the term “regional” refers to Hong Kong, China; Macau, China; and Taiwan, China.

Summary of Operating Data

	For the six months ended 30 June
	2022	2021	Change
Freight transportation data
AFTK (available freight tonne-kilometres) (millions)	3,274.26	5,138.57	-36.28%
— Domestic routes	679.63	1,777.53	-61.77%
— International routes	2,574.19	3,334.08	-22.79%
— Regional routes	20.45	26.96	-24.15%
RFTK (revenue freight tonne-kilometres) (millions)	1,268.02	1,807.09	-29.83%
— Domestic routes	254.27	423.30	-39.93%
— International routes	1,008.76	1,378.51	-26.82%
— Regional routes	4.99	5.28	-5.49%
Weight of freight carried (million kg)	310.10	463.96	-33.16%
— Domestic routes	167.92	291.48	-42.39%
— International routes	137.17	167.15	-17.94%
— Regional routes	5.00	5.33	-6.19%
Freight load factor (%)	38.73	35.17	3.56	pts
— Domestic routes	37.41	23.81	13.60	pts
— International routes	39.19	41.35	-2.16	pts
— Regional routes	24.41	19.60	4.81	pts
Freight tonne-kilometres yield (RMB)Note	3.084	2.183	41.27%
— Domestic routes	1.066	0.957	11.39%
— International routes	3.529	2.521	39.98%
— Regional routes	15.832	12.311	28.60%

48	China Eastern Airlines Corporation Limited | 2022 Interim Report

Summary of Operating Data

	For the six months ended 30 June
	2022	2021	Change
Consolidated data
ATK (available tonne-kilometres) (millions)	7,282.47	12,872.50	-43.43%
— Domestic routes	4,546.11	9,291.26	-51.07%
— International routes	2,695.03	3,523.34	-23.51%
— Regional routes	41.32	57.90	-28.64%
RTK (revenue tonne-kilometres) (millions)	3,664.57	7,219.62	-49.24%
— Domestic routes	2,582.99	5,747.24	-55.06%
— International routes	1,065.17	1,449.99	-26.54%
— Regional routes	16.41	22.40	-26.74%
Overall load factor (%)	50.32	56.09	-5.77	pts
— Domestic routes	56.82	61.86	-5.04	pts
— International routes	39.52	41.15	-1.63	pts
— Regional routes	39.72	38.68	1.04	pts
Revenue tonne-kilometres yield (RMB)Note	5.135	4.756	7.97%
— Domestic routes	5.253	5.118	2.64%
— International routes	4.760	3.252	46.37%
— Regional routes	10.969	9.152	19.85%

Note: In calculating unit yield index, the relevant revenue includes incomes generated from co-operation routes and fuel subcharge.

Fleet Structure

In recent years, the Group continues to implement its green development philosophy while optimising its fleet structure. In the first half of 2022, the Group centered around the major models, introduced one aircraft and a total of three aircraft retired. The Group’s fleet age structure continues to remain young.

As at 30 June 2022, the Group operated a fleet of 755 aircraft, which included 750 passenger aircraft and 5 business aircraft.

(Units)

		Fleet structure as at 30 June 2022
No.	Model	Net increase in the first half of 2022	Self-owned	Under finance lease	Under operating lease	Sub-total	Average fleet age (years)
1	B777-300ER	0	10	10	0	20	6.4
2	B787-9	0	3	7	0	10	3.4
3	A350-900	1	1	11	0	12	2.3
4	A330 SeriesNote 1	0	30	21	5	56	8.5
Total number of wide-body passenger aircraft		1	44	49	5	98	6.8

5	A320 SeriesNote 2	-1	117	144	96	357	8.7
6	B737 SeriesNote 3	-2	102	72	114	288	8.0
Total number of narrow-body passenger aircraft		-3	219	216	210	645	8.4

7	ARJ21	0	2	5	0	7	1.3

Total number of passenger aircraft		-2	265	270	215	750	8.1

Total number of business aircraft self-owned and held under trust						5

Total number of aircraft						755

Notes:

1.	A330 series aircraft include A330-200 and A330-300 aircraft;

2.	A320 series aircraft include A319, A320, A320NEO and A321 aircraft;

3.	B737 series aircraft include B737-700, B737-800 and B737 MAX 8 aircraft. As at the publication date of this report, B737 MAX 8 is grounded.

50	China Eastern Airlines Corporation Limited | 2022 Interim Report

Management Discussion and Analysis

Current Development of the Industry

In the first half of 2022, under the complex and severe international conditions, the slowdown in the growth of global economy was prominent, and the various outbreaks of the pandemic domestically have caused severe impact on the stable economic operation, leading to a significant increase in the downward pressure on the economy. As impacted by the resurgence of the pandemic, the domestic civil aviation transportation and production have hit the trough. As the pandemic stabilizes and the macro-economy progresses, the number of flights for the domestic civil aviation market have rebounded from the bottom since April 2022, showing a trend of recovery, while the operating efficiency indicators such as passenger traffic volume, passenger load factor and unit yield have yet to recover to the pre-pandemic levels. According to the data from the CAAC, in the first half of 2022, the total civil aviation passenger traffic volume in the PRC amounted to 29.34 billion tonne-kilometres, representing 46.7% of the corresponding period in 2019, the number of passenger carried amounted to 118 million, representing 36.7% of the corresponding period in 2019, together with the impact of factors such as the surge in fuel price and the depreciation of RMB against USD, the fuel costs and exchange losses of airlines increased significantly, leading to further increase in the overall loss of the industry for the first half of the year when compared to that of last year.

Discussion and Analysis on operating conditions

In the first half of 2022, under the impact of pressure from the pandemic, international geopolitical conflicts and economic downturn, the domestic aviation industry was under severe impact. In particular, there were outbreaks in Shanghai, the main operation base of the Group, at the end of March, and the number of passenger flights at the two major airports, Hongqiao Airport and Pudong Airport, decreased drastically, causing material impact to the production and operation of the Group. The ASK transportation capacity of the Group in March, April and May decreased by 62.35%, 86.61% and 78.08% year-on- year, respectively. There was a gradual trend of recovery in the number of flights of the Group since June. In the first half of

2022, the indicators of the Group, such as production volume, revenue and profit, have decreased significantly year-on-year. The Group had a total traffic volume of 3.665 billion tonne-kilometres, and served 18.6756 million passengers, realizing a revenue of RMB19.354 billion, decreasing by 49.24%, 57.89% and 44.24%, respectively when compared with the corresponding period in 2021; the passenger load factor was 60.64%, decreasing by 10.17 percentage points when compared with the corresponding period in 2021. In the first half of 2022, the Group recorded the net loss attributable to shareholders of the listed company of RMB18.736 billion.

In face of the unusually severe external environment, the Group adhered to the philosophy of “prioritizing stability while seeking progress”, overcame difficulties and challenges with concerted efforts, endeavored to respond to the impact of the pandemic that exceeded our expectations and firmly promoted work in various fields, so as to consolidate the base for development of the Group.

Strictly promoting safe operation

The Group has always put safety work in the first place. Through continuously improving the system construction, carrying out safety risk investigation, promoting the construction of “Three basics”1, and continuously upgrading the safety management information system, the safety management level has been steadily improved.

In terms of safety system, the Group revised relevant provisions in “Operation Manual” and “Training Management Manual” and established a mechanism for issuing safety risk warnings on a daily basis and analyzing unsafe incidents in the industry on a weekly basis, so as to continuously improve the safety management system. In terms of risk investigation, to ensure “two absolute safety”2 the Group studied and formulated key tasks for safety production in accordance with 15 important measures for safety production of the State Council while sorting out and refining the subjects of inspection, checking potential risks one by one and making immediate corrections to achieve dynamic clearing. Through actively preventing and resolving safety risks.

1	Three basics: basic level construction, basic work and basic skill training.
2	Two absolute safety: to ensure the absolute safety of aviation operations and to ensure the absolute safety of people’s lives.

Management Discussion and Analysis

In terms of the construction of “three basics”, the Group implemented strict qualification management, strengthened the ability enhancement and skill recovery training of operators, and strictly inspected the release of aircraft and apron equipment, so as to strictly prevent the risks derived from the epidemic such as unfamiliar skills and aging equipment. In terms of safety system construction, the Group focused on the consolidation of a safety management information system that integrates safety, operation and training management while upgrading and expanding the functions of the new generation of electronic flight bag (EFB), with an aim to enhance the systematic and scientific level of safety work.

Refining management to cope with the impact of the epidemic

The Group continued to deepen refined management while strictly implementing epidemic prevention and control, and focusing on strengthening the refinement in production and operation, cost management and control and risk prevention, striving its best to cope with the unexpected impact of the epidemic.

Refining epidemic prevention and control. The Group continued to optimize and improve the epidemic prevention and control plan while strictly implementing the requirements of “Four Designated”3 “Four Fixed”4 and “Two Concentrated”5, with an aim to do a good job in epidemic prevention and control in a scientific and precise manner. The Group continued to do a good job in full-process contact point protective measures for international flight passengers before boarding, on-board and after landing, while optimizing the service processes such as in-flight catering and strengthening the whole-process control on disinfection and sterilization of aircraft, with an aim to strictly guard against imported cases.

Refining production and operation. In terms of capacity management and control, the Group paid close attention to the changes in epidemic prevention and control as well as the market demand to refine flight capacity deployment. Facing the sudden outbreak of epidemic in some markets, the Group immediately reduced the number of flights to minimize operating loss. As the epidemic control situation became stabilized, the Group actively coordinated with different airports to fully promote the recovery in the number of flights. In terms of revenue management and control, the Group accelerated digital transformation, introduced intelligent flight freight rate management modules, and strengthened revenue management and control capabilities. It actively seized the opportunity of continued strong demand in the freight market in the first half of the year while refining passenger- cargo linkage, and exploring the revenue-increasing potential of the unconventional passenger flight6 business. In the first half of 2022, the Group carried out 7,200 unconventional passenger flights, achieving a revenue of RMB3,312 million, representing a year-on-year increase of 2.32%.

Refining cost management and control. Taking the in-depth integration of production and operation as well as financial management as the starting point, the Group continued to facilitate the quality and efficiency improvement. In response to the uncertainty about the impact of the epidemic, the Group negotiated with suppliers to postpone the fleet delivery plan. Through the establishment of high-frequency data monitoring, tracking and statistical mechanism and supervision mechanism, cost control became quantifiable and efficient, continuously facilitating the reduction of various costs such as meals and procurement. Through continuously carrying out refined fuel-saving management measures such as aircraft weight reduction and route optimization, fuel consumption has been continuously reduced, realizing a year-on-year decrease of 2.63% in unit fuel consumption per ton-kilometer of the Group in the first half of the year. In the first half of 2022, the Group realized a cumulative simulated revenue of approximately RMB380 million from quality and efficiency enhancement.

3	Four Designated: designated working personnel, designated service area, designated rest areas and designated baggage car and ferry bus.
4	Four Fixed: fixed operators, fixed work site, fixed production equipment and fixed rest areas.
5	Two Concentrated: concentration of relevant work areas and living place of relevant operators.
6

“Unconventional passenger flights”: Unconventional passenger flights include freight-loading passenger aircraft, passenger-to-freighter converted aircraft and modified aircraft. Among which, passenger aircraft that have not removed the passenger cabin seats and load cargo in the bellyhold space and cabin are “freight-loading passenger aircraft”; passenger aircraft that only use the bellyhold space to load cargo are “passenger-to-freighter converted aircraft”; and passenger aircraft that have removed the passenger cabin seats and load cargo in the bellyhold space and cabin are “modified aircraft”. In accordance with the agreement between the Group and Eastern Logistics on avoiding horizontal competition and related regulatory requirements, the Group handed over such freight business to Eastern Logistics for exclusive operation.

52	China Eastern Airlines Corporation Limited | 2022 Interim Report

Management Discussion and Analysis

Refining risk prevention. The Group continued to refine its risk management system and conducted regular special inspections on operational risks and capital chain risks to effectively prevent and resolve major risks. Through utilizing the innovative application of big data and machine learning in the field of information security, ensuring the stability of the production system and the safety of passengers’ personal information. The Group continued to optimize the proportion of US dollar liabilities to further reduce the risk of exchange rate fluctuations. Facing the severe impact of the epidemic, the Group continued to expand financing channels. In the first half of 2022, the Group has raised approximately RMB64.1 billion through issuing super short-term debentures, medium-term notes as well as medium and long-term bank loans, while actively seeking various relief policies, with an aim to ensure the security of the capital chain of the Group.

Overcoming difficulties and advancing long-term strategies

Focusing on its long-term strategic deployment, the Group overcame the difficulties of the epidemic, while coordinating and promoting various tasks such as hub and route network construction and the integration of marketing capabilities, so as to accumulate momentum for the post-epidemic development.

Promoting hub and route network construction. Focusing on the established route network strategy, the Group steadily promoted the construction of the route network in key strategic markets. The express and sub-express system was further improved and the total number of express and sub-express routes expanded to 42 routes during the summer flight season in 2022. The Group deepened the construction of dual core hubs of Beijing and Shanghai by accelerating the construction of strategic gateway hub in Beijing, increasing the number of express routes between Beijing Daxing and Shanghai Hongqiao, Chengdu Tianfu and Hangzhou, focusing on continuously consolidating the market of its main base in Shanghai and taking the lead in researching, optimizing and expanding the functions of Shanghai aviation hub. Taking the opportunity of the operation and transfer of Chengdu

Tianfu Airport, the Group facilitated the construction of transit hub in Chengdu Tianfu Airport, built the “Linking Trunk routes and regional routes” route network in the southwest region, and developed the cooperation in transition and combined transport among the airlines. Through paying attention to the trend of international passenger flight policy, the Group did a good job in in reserving slots resources in international market.

Promoting the integration of marketing capabilities. The Group continued to build an ancillary product system other than air tickets while promoting the in-depth cooperation from both inside and outside the industry to explore new revenue growth points. The Group advocated the extension of some of the auxiliary business products from self-owned sales channels to distribution channels, thereby making efforts to achieve the “Omnichannel” coverage; the Group innovatively launched ‘Easy to Enjoy’ product series in order to enable passengers to buy extra products such as those for luggages, VIP rooms, etc; the Group further promoted the brand fare products in international markets, thereby optimizing the compatibility between its products and passenger demands. The Group optimized and expanded the cooperation with domestic airlines such as Juneyao Airlines by adding approximately 480 code-shared flights while promoting the in-depth cooperation with Delta, AFK and Qantas. The Group continued to build a comprehensively combined transportation network that integrates the aviation network and the high-speed rail network. The air- rail combined transportation products covered 12 major strategic markets of the Group and cities accessible by major express routes and sub-express routes.

Serving with sincerity and improving customer experience

Driven by passengers’ expectations for good air travel, the Group actively responded to the demands of passengers, continuously promoted service product innovation, and enhanced travel experience of passengers while ensuring passengers’ health during the travel.

Promoting service product innovation. The Group has innovatively launched the “At One Go” products, allowing passengers to complete a series of full-process operations of “flights selection, seat selection, check-in and issuance of ticket” in one time on the mobile phone. While Shanghai is speeding up the resumption of work and production, the Group launched “Shanghai Food on the Cloud·(雲上食·滬)”, a limitedly supplied theme set meal that incorporate the taste of authentic Shanghai cuisine, to enhance passengers’ flight experience.

Management Discussion and Analysis

Enhancing convenient travel experience. In response to pain points such as long waiting time for outbound passengers to verify the health certificate during the epidemic, the Group initially launched the “Healthy Pass” service for online pre-review of health certificate in China. In response to the surge in demand for passenger refunds during the epidemic, the “General Ticket Refund and reschedule 3.0” and “Service Hall” modules were launched and iterated continuously for mobile client to support the function of omni-channel ticket refund for passengers themselves and for others, which provide a more convenient experience in ticket refund for passengers.

Paying attention to the demands of frequent flyer members. In view of the inability of frequent flyer members to upgrade and renew their levels normally due to the decrease in travel during the epidemic, the Group actively responded to the core demands of frequent flyer members and launched special level protection policies such as “Tier Level Reward Plan”7. As of the first half of 2022, the number of frequent flyer members of the Group’s “Eastern Miles” reached 49.36 million, representing an increase of 5.7% over the same period last year.

Demonstrating responsibility and fulfilling social responsibilities

The Group keeps firmly in mind the mission and responsibilities of central enterprises while actively participating in the anti-epidemic work, doing a good job in caring for employees, insisting on green and low-carbon development, and solidly promoting rural revitalization and other tasks.

Actively participating in the anti-epidemic work. In response to national call, the Group actively undertook the missions for delivery of anti-epidemic medical teams and anti-epidemic materials. In the first half of 2022, it carried out 427 flights for the delivery of medical materials, among which 47 flights were for the delivery of approximately 7,600 medical team members supporting Shanghai, and transported nearly 3,000 tons of various medical supplies, contributing Eastern Airlines’ efforts in national epidemic prevention and anti-epidemic.

Doing a good job in caring for employees. The Group cared about the physical and mental health of employees and introduced a package of pragmatic measures to meet the needs of employees in epidemic prevention, emergency medical treatment and medicine and guarantee of living supplies, with an aim to relieve employees’ worries. In addition, in view of the long home stay and isolation of employees during the epidemic, the Group invited psychologists to provide psychological anti-epidemic professional services and launched the “Heart Wing” intelligent cloud employee service platform to provide psychological decompression and counseling for employees.

Insisting on green and low-carbon development. Focusing on the vision of peak carbon emission and carbon neutrality, the Group has studied and formulated its dual carbon action plan and implementation path. The construction of carbon emission talent team was strengthened by setting up a special group to strengthen researches on sustainable fuel applications. The level of carbon emission management informationization was enhanced through refining the carbon emission jet fuel monitoring system. The Group adhered to the ecological development concept of “green flight, technological environmental protection” while optimizing the fleet structure, promoting fuel-saving management and the application of new flight technologies, and reducing energy consumption through promoting “Oil to Electricity” and “APU replacement”8. The Group has implemented a brand new standard for plastic restriction and reduction. Since January 2022, the Group has comprehensively stopped providing disposable non-degradable plastic straws, stirring rods, tableware, cups, packaging bags and other plastic- related materials on domestic flights. The Group completed the replacement of degradable materials for all plastic-related products in two venues in Shanghai and all self-operated VIP airport lounges, and promoted easily recyclable and degradable alternative products in the office.

7

Tier Level Reward Plan: Since 30 June 2022, members were given the corresponding level upgrade and enjoy the corresponding level benefits when the annual consumption amount of the flights actually operated by the Group and Shanghai Airlines reaches a certain amount for any consecutive 12/24/36 months in the three calendar years from 2019 to 2021.

8

“Oil to Electricity” refers to replacing fuel-powered vehicles with new energy electric vehicles “APU Replacement” refers to the use of airport ground equipment to replace aircraft APU in providing power, which can reduce carbon dioxide, hydrocarbon and other pollution emissions. Auxiliary Power Unit (APU): A small auxiliary power unit that can independently output compressed air or power supply outside the main power unit (engine) on the aircraft.

54	China Eastern Airlines Corporation Limited | 2022 Interim Report

Management Discussion and Analysis

Solidly promoting rural revitalization. The Group adheres to take construction of both material and spiritual civilization into consideration, and has taken advantage of its own airline network to drive the economic and social development of its targeted regions of Cangyuan and Shuangjiang counties through human resources, logistics, information and capital, thereby promoting rural civilization by assisting education, enriching cultural life and facilitating the integration of ethnic minorities.

Financial Overview

Operating Revenue

In the first half of 2022, the Group’s revenue amounted to RMB19,354 million, representing a decrease of 44.24% from the same period last year. In particular, traffic revenue amounted to RMB17,809 million, representing a decrease of 45.05% from the same period last year, and other revenue amounted to RMB1,545 million, representing a decrease of 32.80% from the same period last year.

The Group’s traffic revenue includes passenger revenue and cargo revenue.

In the first half of 2022, the Group’s passenger revenue amounted to RMB13,899 million, representing a decrease of 51.17% from the same period last year, and accounted for 78.04% of the Group’s traffic revenue. Passenger traffic volume was 27,005.95 million passenger-kilometres, representing a decrease of 55.62% from the same period last year.

The passenger revenue of domestic routes amounted to RMB12,288 million, representing a decrease of 54.67% from the same period last year, and accounted for 88.41% of the passenger revenue. The passenger traffic volume was 26,231.10 million passenger-kilometres, representing a decrease of 56.17% from the same period last year.

The passenger revenue of international routes amounted to RMB1,510 million, representing an increase of 23.87% from the same period last year, and accounted for 10.86% of the passenger revenue. The passenger traffic volume was 645.09 million passenger-kilometres, representing a decrease of 19.81% from the same period last year.

The passenger revenue of regional routes amounted to RMB101 million, representing a decrease of 26.81% from the same period last year, and accounted for 0.73% of the passenger revenue. The passenger traffic volume was 129.76 million passenger- kilometres, representing a decrease of 32.93% from the same period last year.

In the first half of 2022, the Group’s cargo and mail traffic revenues amounted to RMB3,910 million, decreasing by 0.89% when compared to the same period last year and accounting for 21.96% of the Group’s traffic revenue. Cargo and mail traffic volume was 1,268.02 million tonne-kilometres, representing a decrease of 29.83% from the same period last year.

Operating Expenses

In the first half of 2022, the Group’s total operating expenses amounted to RMB36,883 million, representing a decrease of 14.65% from the same period last year. In the first half of 2022, analysis of the changes in items under operating expenses of the Group is set out as follows:

In the first half of 2022, the Group’s aircraft fuel costs amounted to RMB8,960 million, representing a decrease of 8.32% from the same period last year, and was primarily due to the decrease in the number of flights of the Group. The volume of refuelling decreased by 44.91% from the same period last year, leading to a decrease in aircraft fuel costs by RMB4,650 million. As crude oil prices rose, the average price of aircraft fuel increased by 57.10% from the same period last year, leading to an increase in aircraft fuel cost by RMB3,257 million. Through the aircraft fuel hedging transactions, the Group reduced aircraft fuel costs by RMB580 million in the same period last year. After excluding the aircraft fuel hedging factor in the same period last year, the aircraft fuel cost decreased by RMB1,393 million or 13.46% year-on-year.

Management Discussion and Analysis

In the first half of 2022, the Group’s take-off and landing charges amounted to RMB2,896 million, representing a decrease of 46.36% from the same period last year, and was primarily due to the decrease in the number of take-offs and landings of the Group from the same period last year.

In the first half of 2022, the Group’s depreciation and amortisation amounted to RMB10,656 million, representing a decrease of 4.98% from the same period last year, and was primarily due to the decrease in the transportation capacity and the decrease in the depreciation of components.

In the first half of 2022, the Group’s wages, salaries and benefits amounted to RMB9,645 million, representing a decrease of 9.90% from the same period last year, and was primarily due to the decrease in the number of flights and the effect of the decrease in the flight hour fees of aircrew members of the Group.

In the first half of 2022, the Group’s aircraft maintenance expenses amounted to RMB1,430 million, representing a decrease of 17.25% from the same period last year, and was primarily due to the decrease in the traffic volume, the decrease in the aircraft and daily engine maintenance expenses.

In the first half of 2022, the Group’s catering supply expenses amounted to RMB439 million, representing a decrease of 49.89% from the same period last year, and was primarily due to the significant decrease in the number of passengers as a result of the epidemic, leading to a decrease in meals and supplies.

In the first half of 2022, the Group’s sale and marketing expenses amounted to RMB308 million, representing a decrease of 60.16% from the same period last year, and was primarily due to significant decrease in the number of passengers as a result of the epidemic, leading to a large reduction in the administration expenses of the agency business and system reservation fees, etc.

In the first half of 2022, the Group’s civil aviation development fund paid to the CAAC amounted to RMB226 million, representing a decline of 53.01% year-on-year, primarily due to the adjustment on the transportation capacity of flights by the Group, as well as the corresponding reduction in the expenses from the funds of civil aviation infrastructure as a result of the epidemic.

Other Operating Income

In the first half of 2022, the Group’s other operating income and profit amounted to RMB1,813 million, representing a decrease of 40.18% from the same period last year, and was primarily due to the reduction of the transportation capacity of flights by the Group, as well as the corresponding decrease in the income from co-operation routes as a result of the epidemic.

Finance Income/Costs

In the first half of 2022, the Group’s finance income amounted to RMB210 million, representing a decrease of RMB740 million from the same period last year, and was primarily due to exchange gain resulting from a fluctuation in exchange rates from the same period last year being included in the finance income. Finance costs amounted to RMB4,466 million, representing an increase of RMB1,695 million from the same period last year, and was primarily due to the exchange loss resulting from a fluctuation in exchange rates in the current period being included in the finance costs.

Net loss

In the first half of 2022, net loss attributable to equity holders of the Company amounted to RMB18,736 million and in the first half of 2021, net loss attributable to equity holders of the Company amounted to RMB5,208 million. The loss per share attributable to equity holders of the Company was RMB0.99.

Liquidity and Capital Structure

As at 30 June 2022, the Group had total assets of RMB292,239 million, representing an increase of 1.19% from 31 December 2021. Its debt ratio, which is calculated as total liabilities divided by total assets, was 87.25%, representing an increase of 7.04 percentage points from 31 December 2021.

56	China Eastern Airlines Corporation Limited | 2022 Interim Report

Management Discussion and Analysis

In particular, total current assets amounted to RMB38,342 million, accounted for 13.12% of the total assets and represented an increase of 37.38% from 31 December 2021. Non-current assets amounted to RMB253,897 million, accounted for 86.88% of the total assets and represented a decrease of 2.68% from 31 December 2021.

As at 30 June 2022, the Group had total liabilities of RMB254,992 million, comprising current liabilities of RMB104,119 million which accounted for 40.83% of total liabilities, and non-current liabilities of RMB150,873 million which accounted for 59.17% of total liabilities.

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank borrowings due within one year, bonds payable due within one year and lease liabilities due within one year) amounted to RMB79,665 million, representing an increase of 32.08% from 31 December 2021.

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and lease liabilities) amounted to RMB138,530 million, representing an increase of 3.81% from 31 December 2021.

In the first half of 2022, the Group proactively optimised the currency structure of the obligations of the Group in response to the exchange rate fluctuations, so as to lower its exchange rate risk. As at 30 June 2022, the breakdown of the Group’s interest- bearing obligations by currencies is as follows:

Unit: RMB million

	RMB equivalent
	As at 30 June 2022		As at 31 December 2021		Movement
Currency	Amount	(%)	Amount	(%)	(%)
RMB	183,109	83.92	156,930	80.99	16.68
USD	29,192	13.38	30,580	15.78	-4.54
Others	5,894	2.70	6,255	3.23	-5.77

Total	218,195	100	193,765	100	12.61

As at 30 June 2022, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and super short-term debentures equivalent to RMB124,793 million, representing an increase of 31.24% from RMB95,089 million as at 31 December 2021. The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent
	As at 30 June 2022	As at	Movement
Currency		31 December 2021	(%)
RMB	119,166	89,168	33.64
SGD	2,398	2,349	2.09
EUR	1,683	1,956	-13.96
KRW	1,546	1,603	-3.56
USD	—	13	—

Total	124,793	95,089	31.24

As at 30 June 2022, the Group’s interest-bearing liabilities included lease liabilities equivalent to RMB93,402 million, representing a decrease of 5.34% from RMB98,676 million as at 31 December 2021. The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent
	As at	As at	Movement
Currency	30 June 2022	31 December 2021	(%)
RMB	63,943	67,762	-5.64
USD	29,192	30,567	-4.50
HKD	185	230	-19.57
JPY	38	67	-43.28
SGD	5	6	-16.67
Other	39	44	-11.36

Total	93,402	98,676	-5.34

Management Discussion and Analysis

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities as at 30 June 2022 and 31 December 2021 were equivalent to RMB218,195 million and RMB193,765 million, respectively (including long- term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures), of which short-term interest-bearing liabilities accounted for 36.51% and 31.13%, respectively. The parts of the long-term interest-bearing liabilities were subject to floating interest rates. Both parts of liabilities mentioned above were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 30 June 2022 and 31 December 2021, the Group’s interest-bearing liabilities denominated in USD accounted for 13.38% and 15.78%, respectively, of total interest- bearing liabilities while the Group’s interest-bearing liabilities denominated in RMB accounted for 83.92% and 80.99%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have a relatively significant impact on the Group’s finance costs. Through interest rate swap contracts, the Group reduced the floating rate exposure of the USD- denominated debts.

As at 30 June 2022, the outstanding interest rate swap contracts held by the Group amounted to a notional amount of approximately USD395 million, which will expire between 2023 and 2025. As at 31 December 2021, such amount was approximately USD495 million.

Exchange Rate Fluctuation

As at 30 June 2022, the Group’s total interest-bearing liabilities denominated in foreign currencies amounted to RMB35,086 million, of which interest-bearing liabilities denominated in USD accounted for 83.2%. Therefore, a significant fluctuation in USD exchange rates will subject the Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group uses hedging contracts for foreign currencies to reduce the foreign exchange risks for capital expenditure paid in foreign currencies.

As at 30 June 2022, the outstanding hedging contracts for foreign currencies held by the Group amounted to a notional amount of approximately USD240 million, which will expire in 2022. As of 31 December 2021, the Group has no outstanding foreign exchange forward contracts.

Fluctuation of Jet Fuel Prices

The Group used jet fuel forward contracts to deal with the cash flow risks arising from fluctuation of jet fuel prices. The jet fuel forward contracts entered into by the Group are mainly based on the purchase of jet fuel at a fixed transaction price, which is a cash flow hedge. In the first half of 2022, the Group did not enter into any crude oil hedging transactions. As at 30 June 2022, the Group had no outstanding jet fuel forward contracts.

Pledges on Assets and Contingent Liabilities

As at 30 June 2022, the value of the Group’s assets used to secure certain bank loans was equivalent to RMB31,609 million, representing a decrease of 1.09% from RMB31,958 million as at 31 December 2021.

As at 30 June 2022, the Group had no significant contingent liabilities.

Human Resources

As at 30 June 2022, the Group had 79,746 employees, the majority of whom were located in China. The wages of the Group’s employees primarily consisted of basic salaries and performance bonuses.

58	China Eastern Airlines Corporation Limited | 2022 Interim Report

Management Discussion and Analysis

Investment in securities

Type of securities	Stock Code	Stock abbreviation	Initial investment (RMB)	Shareholdings (share)	Closing book value at the end of the Reporting Period (RMB)	Percentage of total investment at the end of the Reporting Period (%)	Profit or loss during the Reporting Period (RMB)
Share	00696	TravelSky	18,503,000	29,055,000	287,794,210	78.59	—
Share	600000	Pudong	122,144,004	9,790,691	78,423,435	21.41	-5,091,159
		Development Bank
Other securities investments held at the end of the Reporting Period			/	/	/	/	/
Profit or loss on securities investments sold during the Reporting Period			/	/	/	/	/

Total			140,647,004	/	366,217,645	100.00	-5,091,159

Equity held in unlisted financial enterprises

								Unit: RMB’000
Name of investee	Initial amount of investment	Number of shares held (shares)	Percentage of equity in the company	Carrying amount at the end of the Reporting Period	Profit or loss during the Reporting Period	Change in owner’s equity during the Reporting Period	Accounting item	Source of share
Eastern Air Group Finance Co., Ltd.	486,902	—	25%	706,806	50,493	—	Long-term equity investment	Investment

Total	486,902	—	25%	706,806	50,493	—	/	/

Financial assets measured at fair value

				Unit: RMB’000
Name of item	Balance at the beginning of the Reporting Period	Balance at the end of the Reporting Period	Change for the period	Profit for the period
Interest rate swap contracts	-46,949	48,016	94,965	23,695
Foreign exchange forward contracts	—	64,398	64,398	—
Held-for-trading financial assets	83,515	78,423	-5,091	-5,091
Investment in other equity instruments	456,887	372,871	-84,016	931

Total	493,453	563,708	70,256	19,535

Management Discussion and Analysis

Analysis on major controlled subsidiaries and investee companies

							Unit: RMB million
Name of the company	Date of establishment	Registered capital (RMB 100 million)	Revenue	Net loss	Total assets	Net assets	Gearing ratio (%)
Eastern Air Jiangsu	1993	20.00	1,775	1,419	13,881	-366	102.64
Eastern Air Wuhan	2002	17.50	593	608	6,725	2,290	65.93
Eastern Air Yunnan	2010	36.62	1,825	1,310	16,866	5,239	68.94
Shanghai Airlines	2010	5.00	1,422	1,952	24,228	-4,355	117.98
China United Airlines	1984	13.20	845	1,312	11,483	935	91.86
OTT Airlines	2008	15.00	86	157	1,591	770	51.60
Eastern Technic	2014	43.00	2,585	1,225	8,078	1,304	83.86

1.	Eastern Air Jiangsu

In the first half of 2022, Eastern Air Jiangsu recorded revenue of RMB1,775 million, representing a 39.75% decrease from last year. Its net loss amounted to RMB1,419 million, as compared to net loss of RMB564 million in the same period last year. Passenger traffic volume was 3,535.32 million passenger-kilometres, representing a 48.10% decrease from last year. Number of passengers carried was 2,351,400, representing a 52.11% decrease from last year. As at the first half of 2022, Eastern Air Jiangsu operated a total of 72 A320 series aircraft.

2.	Eastern Air Wuhan

In the first half of 2022, Eastern Air Wuhan recorded revenue of RMB593 million, representing a 60.68% decrease from last year. Its net loss amounted to RMB608 million, as compared to net loss of RMB52 million in the same period last year. Passenger traffic volume was 1,198.01 million passenger-kilometres, representing a 59.75% decrease from last year. Number of passengers carried was 1,090,300, representing a 59.73% decrease from last year. As at the first half of 2022, Eastern Air Wuhan operated a total of 32 B737 series aircraft.

3.	Eastern Air Yunnan

In the first half of 2022, Eastern Air Yunnan recorded revenue of RMB1,825 million, representing a 48.11% decrease from last year. Its net loss amounted to RMB1,310 million, as compared to net profit of RMB33 million in the same period last year. Passenger traffic volume was 3,042.15 million passenger-kilometres, representing an 56.53% decrease from last year. Number of passengers carried was 2,482,300, representing a 55.10% decrease from last year. As at the first half of 2022, Eastern Air Yunnan operated 81 B787-9 and B737 series aircraft in aggregate.

4.	Shanghai Airlines

In the first half of 2022, Shanghai Airlines recorded revenue of RMB1,422 million, representing a 60.07% decrease from last year. Its net loss amounted to RMB1,952 million, as compared to net loss of RMB672 million in the same period last year. Passenger traffic volume was 2,202.70 million passenger-kilometres, representing a 66.50% decrease from last year. Number of passengers carried was 1,486,800, representing a 68.67% decrease from last year. As at the first half of 2022, Shanghai Airlines operated 93 A330, B737 and B787-9 series aircraft in aggregate.

5.	China United Airlines

In the first half of 2022, China United Airlines recorded revenue of RMB845 million, representing a 58.25% decrease from last year. Its net loss amounted to RMB1,312 million, as compared to net loss of RMB310 million in the same period last year. Passenger traffic volume was 1,930.67 million passenger-kilometres, representing a 58.46% decrease from last year. Number of passengers carried was 1,350,200, representing a 59.86% decrease from last year. As at the first half of 2022, China United Airlines operated a total of 55 B737 series aircraft.

60	China Eastern Airlines Corporation Limited | 2022 Interim Report

Management Discussion and Analysis

6.	OTT Airlines

In the first half of 2022, OTT Airlines recorded revenue of RMB86 million, representing a 17.31% decrease from last year. Its net loss amounted to RMB157 million, as compared to net loss of RMB62 million in the same period last year. Passenger traffic volume was 56.57 million passenger-kilometres, representing a 3.60% decrease from last year. Number of passengers carried was 65,600, representing a 5.50% increase from last year. As at the first half of 2022, OTT Airlines operated a total of 7 ARJ21 series aircraft and 5 business aircraft.

Compliance with the Relevant Laws and Regulations which may have a Significant Impact on the Group

As at 30 June 2022, the Board was not aware of any significant matters which may cause impact on the Group or any non- compliance with the laws and regulations which may have a significant impact on the Group.

Core competitiveness

1.	Advantages of being located in prosperous developed area in Shanghai and the Yangtze River Delta

2.	Flight hub and network layout with unique advantages

3.	Streamlined and efficient fleet structure

4.	A brand with strong oriental scent and high-quality services

5.	High-quality customer cluster and outstanding partners

Risk Analysis

1.	Risks of Economic and Trade Environment, Geopolitics and COVID-19

The air transportation industry is closely connected to the economic and trade environment. The civil aviation transportation industry is more sensitive to macroeconomic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for air passenger and cargo services. Meanwhile, international economic and trade relations, geopolitical conflict or war will bring a relatively significant impact to the demand of aviation market in such location and its surrounding areas. In addition, above-mentioned risks may drive large fluctuations in the prices of energy and other large commodities, thereby affecting the global economic activities and causing relatively great impacts on the Group’s operating results and financial condition. Public health emergencies like COVID-19 have a great impact on the demand of air passenger transportation. At the same time, the continuous evolvement of COVID-19 has relatively great uncertainties, which in turn lead to severe impacts or impacts that exceed our expectations on the normal operation of aviation companies.

The Group has paid close attention to the changes in domestic and overseas macro-economic situation and international economic and trade relations, geopolitical situations, the situation of COVID-19 worldwide, as well as the relevant policies, and flexibly adjusted its transportation capacity deployment and market sales, so as to actively respond to the impacts brought by the external economic and trade environment, the geopolitical situations and COVID-19 development.

2.	Policy and Regulation Risk

Airlines have business operations around the world. Hence, the aviation industry is largely affected by domestic and overseas economic policies and laws and regulations. The adjustments of and changes in relevant domestic and foreign laws and regulations, industrial policies, and regulatory policies may bring certain uncertainties to the future business development and operating results of the Group. At the same time, as the Company is a public company listed in several places around the world, the changes in the securities regulatory laws and regulations of the places of listing may have a relatively great impact on and bring uncertainties to the Company’s shareholder structure and its shares’ liquidity, price and continuity.

With respect to industrial policies and regulations, the Group has played an active role in various discussions concerning their formulation and revision, and promptly analysed and considered their latest changes and impact on the Group, so as to seize the development opportunities arising from such updates and prudently respond to the risks, challenges and uncertainties arising from the changes in policies and regulations.

Management Discussion and Analysis

3.	Operational Safety Risk

Flight safety is the pre-condition and foundation for aviation companies to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft irregularities, national and international terrorism and other force majeure events may have an adverse impact on the flight safety, aviation security and operational safety of the Group.

The Group solidly promoted the construction of safe work practices, strictly executed rules, regulations and operating standards, implemented the accountability system for safe operation, strengthened the investigation and management of security risks, enhanced its safety and risk prevention and control system, and strengthened safety management and control capabilities, so as to actively respond to operational safety risk.

4.	Core Resources Risk

The rapid growth of the industry has provoked competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights and time slots. If the Group’s reserve of core resources fails to adequately support the rapid growth of operational scale, the business and operations of the Group may be adversely affected.

The Group has promoted the building of corporate culture of “Love at CEA”, further improved its incentive scheme for core technical staff, and proactively developed a core backup workforce through providing training programs to a pool of multi-tier backup management personnel and launching a core technical staff recruitment scheme. Meanwhile, the Group has coordinated with industry regulators with respect to air traffic rights and time slots, and proactively participated in the marketised competition for time slot resources.

5.	Competition Risk

Along with the opening-up of the domestic aviation market, development of low-cost airlines and increased investment in the Chinese market by international airlines, future competition in the domestic air transportation industry may intensify, which may bring uncertainties to the Group’s air traffic rights and time slot resources, ticket price level and market share, and therefore impact the Group’s operating results. In addition, there is a certain level of substitutability between railway, highway and ship transportation and air transportation in certain markets. Certain routes of the Group may experience higher competitive pressure.

The Group has actively responded to industry competition, proactively strived for new air traffic rights and time slots in hub markets and core markets, continuously refined its route network, steadily improved and consolidated its market share in the hubs and core markets. Through improving service quality and enhancing flight punctuality rate, the passenger experience was enhanced, which further strengthened the Group’s competitiveness.

6.	Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel costs is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group’s revenue from fuel surcharge, and accordingly the Group’s operating results.

As affected by COVID-19, there remains great uncertainty on the number of flights operated by and the fuel consumption of the Group, and hence, there also remains great uncertainty on the expected jet fuel costs. Without the consideration of adjustment in fuel surcharge and other factors and on the basis of the fuel consumption of flights actually operated in the first half of 2022, if the average jet fuel price increases or decreases by 5%, jet fuel costs of the Group will increase or decrease by approximately RMB448 million.

The Group has optimised its transportation capacity allocation, strengthened marketing and strove to increase passenger load factor and unit yield level, so as to respond to the pressure of rising jet fuel prices. The Group will proactively analyse the trend of international oil prices in the future, and, as authorised by the Board, prudently conduct jet fuel hedging activities.

62	China Eastern Airlines Corporation Limited | 2022 Interim Report

Management Discussion and Analysis

7.	Exchange Rate Fluctuation Risk

The Group has sizeable currency liabilities. As the Group’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will generate a large amount of foreign exchange loss/gain, which will directly affect the Group’s profit for that period and result in a relatively great impact on the Group’s operating results.

As at 30 June 2022, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group’s net profit and other comprehensive income would have been as follows:

				Unit: RMB million
			Effect on other
	Effect on net profit		comprehensive income
	Appreciation	Depreciation	Appreciation	Depreciation
USD exchange rates	-282	282	—	—

In the first half of 2022, the Group expanded its financing channels by means of issuing super short-term debentures and corporate bonds and acquiring RMB borrowings to bring in RMB financing, and proactively optimised the mix of currency denomination of the Group’s debts. In the future, the Group will further reinforce its research and judgment on the foreign exchange market, expand the variety of its financing instruments such as RMB instruments and continuously improve the Group’s debts and currency structure in order to minimise the adverse impact arising from exchange rate fluctuations on the Group’s operations.

8.	Interest Rate Fluctuation Risk

The majority of the Group’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group’s finance costs.

As at 30 June 2022, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group’s net profit and other comprehensive income would have been as follows:

				Unit: RMB million
			Effect on other
	Effect on net profit		comprehensive income
	Increase	Decrease	Increase	Decrease
Floating rate instruments	-240	240	6	-6

The Group intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Group will actively seize the opportunity to issue super short-term debentures and corporate bonds to minimise RMB finance costs.

9.	Digital and Information Security Risk

The development of various businesses during the Group’s operation is closely related to the information network system. If there is any design defect, operational failure in the network information system of the Group or inadequate training and education on compliance and lack of security awareness on the part of internal staff, or if the system experiences external network attacks, the Group’s business and operations may be affected, and customer data and information of the Group may be leaked. The occurrence of any of the foregoing may have an adverse impact on the operating results and brand image of the Group.

The Group has continuously promoted the construction of information and network security projects, established a sound information and network security-related technical protection and security management mechanism, and strengthened information network security management capabilities. In response to the implementation of the GDPR released by the European Union, the Group has appointed a “data protection officer” to protect passenger information. The Group has also published “Network Security Management Manual” to improve its network security protection capabilities.

Management Discussion and Analysis

10.	Development and Transformation Risk

During the process of expanding into new international markets, conducting external investments, mergers and acquisitions and restructuring existing businesses and assets, the Group may face risks associated with decision- making, management, legal, regulation and interference of competitors, which may affect the results of the development strategies of the Group. There remain certain risks associated with the failure of achieving expected goals of transformation projects or business adjustments in the future.

The Group has made continuous improvements to the monitoring and management of the whole process of external investment, and will enhance the research of projects, strictly monitor various investment activities and refine its risk management mechanism through due diligence and asset valuation during its expansion into new international markets, commencement of external investments, mergers and acquisitions and restructuring existing businesses and assets.

11.	Suppliers Risk

Air transportation enterprises require essential facilities and equipment including aircraft, engines and aviation equipment and flight, maintenance and operation systems that are suitable for operation and core technologies for their normal operations, and the suppliers available for providing the relevant essential facilities and equipment and core technologies are relatively limited. If there is any abnormality in the operation of the Group’s suppliers for essential facilities and equipment and core technologies, or under special circumstances, the suppliers are unable to provide essential facilities and equipment and core technological services support required for the Group’s operations normally, the Group’s normal operations may be adversely or materially adversely affected.

The Group regularly assesses the contractual performance capacity of suppliers of essential facilities and equipment and core technological services that are closely related to its business and operations. The Group has also continuously paid close attention to the changes in the market price and the policies and regulations for the introduction of essential facilities and equipment and core technological services, and proactively responds to the risks related to the suppliers of essential facilities and equipment and core technological services support.

12.	Securities Market Fluctuations Risks

The share price of a listed company is not only dependent on the Group’s current results and projection for future operations, but also on factors including laws and requirements of the place of listing, policy environment, macro-economics, flow of market capital and investor structure and sentiment, etc. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors.

The Group has continuously enhanced its corporate governance standards, earnestly fulfilled its obligations of information disclosure, constantly improved its operational management capability and strove for outstanding operating results. In the meantime, the Company has strengthened the communication between capital markets and various investors, paid close attention to the Company’s share price performance and media coverage, gave timely response to the market and strove to avoid abnormal fluctuations in the Company’s share price.

13.	Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to external factors. Apart from above-mentioned risks, natural disasters and the navigational or personnel restrictions imposed by countries may also affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger volume and income, as well as increase in safety and insurance costs may adversely affect the business and operations of the Group.

The Group strengthened risk management and control and actively responded to unexpected risks to minimise the relevant losses and protect the interests of the Company’s shareholders.

64	China Eastern Airlines Corporation Limited | 2022 Interim Report

Management Discussion and Analysis

Outlook for the Second Half of 2022

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for the second half of 2022 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to the future operating results.

At present, the slowing down in global economic growth, high level of inflation, continuous geopolitical conflicts made the external environment more complex and severe. Even though the foundation for domestic economic recovery still needs to be consolidated, the fundamentals of long-term economy of China remain favorable and the features of sufficient economic resilience, great potential and wide space for development are obvious. With the implementation of a series of policies and measures to stabilize growth, the national economy is expected to gradually recover and maintain stable growth.

However, the COVID-19 epidemic continues to spread around the world and the faster-spreading Omicron BA.5 sub-variant is becoming the main strain in the world. China is still facing the ever-increasing pressure of “guarding against imported cases, and preventing a resurgence of domestic outbreak”. The situation of epidemic prevention and control is still severe and complicated and the price of crude oil and other energy resources remained at a high level due to the geopolitical conflicts, creating severe challenges for industry recovery.

In the second half of 2022, the Group will adhere to the principle of seeking progress while maintaining stability, and coordinate the execution of various tasks such as safe operation, epidemic prevention and control, resumption of work and production, refined management, major projects and reform and social responsibility.

Strictly maintaining safe operation

The Group will strictly implement the relevant requirements of the State Council and the Civil Aviation Administration on safe production, and strive to ensure “two absolute safety”. It will strengthen the construction of safety system to ensure the fulfillment of main responsibility for safety, strengthen process control by accurately matching capacity, model and crew, strengthen the construction of “three basics”, as well as strengthen the capacity building, work style building, skills training and recurrent training of professional teams, with an aim to promote the steady improvement of the safety situation.

Firmly defending against the epidemic

In accordance with the epidemic prevention and control requirements of higher-level authority units, the Group will continue to improve various epidemic prevention and control plans and emergency response mechanisms, and do a good job in guarding against imported cases. The Group will proactively provide supports in flight transportation such as medical personnel, supplies, etc. for national pandemic prevention, while continuously performing the prevention and control for passengers on contact points along the whole process, strictly implementing the protective measures for staff, as well as making caring arrangements for physical and mental health of staff.

Promoting the resumption of work and production

The Group will strive to accurately handle the pace of resumption of work and production, strengthen market research and judgment, and precisely match transportation capacity resources and market demand to optimize transportation capacity deployment, aircraft models and route structure during peak seasons and major holidays. It will pay attention to the slots expansion opportunities of key strategic airports to strive for high- quality slots resources, further optimize its marketing channels and products to continuously promote and upgrade auxiliary business products such as “At One Go” and brand fare products, and pay attention to policy changes on international routes to prepare for the resumption of international flights.

Strengthening refined management

In terms of flight operations, the Group will continue to optimize three major systems including operation control, production command, and operation and customer center services to improve the operational efficiency and operational service quality. In terms of passenger services, the Group will focus on providing services such as full-process baggage tracking and passenger transit, continue to upgrade and improve the smart travel functions, and enhance passengers’ in-flight dining experience. In terms of financial management, the Group will optimize cross-departmental coordination and linkage, and enhance the assessment and evaluation mechanism, so as to clarify responsibilities and measures, and strengthen the capacity of data extraction and analysis, thereby deepening the integration of business and finance.

Management Discussion and Analysis

Major projects and reforms

In terms of major projects, the Company will promote the implementation of non-public issuance of shares in an orderly manner, and the amount of proceeds proposed to be raised will not exceed RMB15 billion. In terms of market-oriented mechanisms, the Company will revise and refine the tenure system and contractual management system for management members at all levels, so as to facilitate management personnel in perform their duties with due diligence. In terms of corporate governance, the Company will accelerate the incorporation of key measures of and experience from the three-year reform action into the corporate system, so as to further optimize the role and function of various governance bodies.

Fulfilling social responsibilities

The Group will keep in mind the mission and responsibilities of a central enterprise, actively fulfilling its social responsibilities and contributing the “CEA power” to rural revitalization and environmental protection. The Group will steadily promote the build-up of a “happy CEA”, satisfying passengers with sincere services while making employees happy through practical measures. Moreover, the Group has actively consolidated its achievements in poverty alleviation, and solidly facilitated the rural revitalization work in the partnered regions of Cangyuan and Shuangjiang counties in Yunnan. The Group will continue to deepen its research on the action plan and implementation path of dual carbon (carbon peaking and carbon neutrality) and continuously promote various management and control measures of energy conservation and emission reduction. The Group actively participates in the market-based carbon emission reduction mechanisms and the global climate governance matters in the international community and deeply investigates the application of sustainable fuels, thereby facilitating its green low-carbon sustainable development.

Fleet Plan

Introduction and Retirement Plan of Aircraft for the Second Half of 2022 to 2024

(Units)

	Second Half of 2022		2023		2024
Model	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
B787 Series	—	—	3	—	4	—
A350 Series	3	—	5	—	—	—
A330 Series	—	—	—	—	—	—
A320 Series	19	6	16	4	28	12
B737 Series	—	4	—	12	—	9
ARJ Series	10	—	9	—	9	—
C919 Series	1	—	4	—	—	—

Total	33	10	37	16	41	21

Notes:

1.	As at the date of this report, the B737 MAX 8 has been grounded, so the delivery plan of this aircraft has not been included in the future planning.

2.	Apart from the above introduction and retirement plans, according to confirmed orders, the Group planned to introduce 33 aircraft and retire 37 aircraft in 2025.

3.

The Group does not rule out that the aircraft introduction and retirement plans will be optimized and adjusted in a timely manner based on changes in the external environment and market conditions and the capacity planning of the Group and an announcement will be made in accordance with the Listing Rules.

66	China Eastern Airlines Corporation Limited | 2022 Interim Report

Management Discussion and Analysis

Significant Events

1.	As at 30 June 2022, the shareholding structure of the Company is set out as follows:

	Total number of shares	Approximate percentage in shareholding (%)
I A Shares	13,697,662,301	72.57
1. Listed shares with trading moratorium	3,889,176,619	20.60
2. Listed shares without trading moratorium	9,808,485,682	51.97

II H Shares	5,176,777,777	27.43
1. Listed shares with trading moratorium	517,677,777	2.74
2. Listed shares without trading moratorium	4,659,100,000	24.69

III Total number of shares	18,874,440,078	100.00

Note:

As at 30 June 2022, the total number of A shares of the Company amounted to 13,697,662,301 shares, of which 3,889,176,619 shares were listed shares with trading moratorium (of which 273,972,602 shares were held by China Structural Reform Fund Corporation Limited; 1,120,273,142 shares were held by Juneyao Group, Juneyao Airlines Co., Ltd (Juneyao Group’s non-wholly owned subsidiary), and Shanghai Jidaohang Enterprise Management Company Limited (Juneyao Airlines’ wholly-owned subsidiary); 2,494,930,875 shares were held by CEA Holding), and 9,808,485,682 shares were listed shares without trading moratorium. The total number of H shares of the Company was 5,176,777,777 shares, of which 517,677,777 shares were listed shares with trading moratorium (held by Shanghai Juneyao Airline Hong Kong Limited, a wholly-owned subsidiary of Juneyao Airlines), 4,659,100,000 shares were listed shares without trading moratorium. The total number of shares issued by the Company amounted to 18,874,440,078 shares.

2.	Total Number of Shareholders

As at 30 June 2022, the total number of registered shareholders of the Company was 158,778.

3.	Substantial Shareholders

So far as the Directors are aware, as at 30 June 2022, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests or short positions in the shares and/or underlying shares of the Company which were required to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange:

Management Discussion and Analysis

Name of substantial shareholder	Class of shares	Number of shares held		Capacity	Percentage in the relevant class of issued shares		Percentage in total issued shares
CEA Holding	A shares	7,567,853,802	(L)Note 2	Beneficial owner	55.25	%(L)	40.10	%(L)
		457,317,073	(L)Note 2	Interests of controlled corporation	3.34	%(L)	2.42	%(L)
	H shares	2,626,240,000	(L)Note 3	Interests of controlled corporation	50.73	%(L)	13.91	%(L)
CES Global	H shares	2,626,240,000	(L)Note 3	Beneficial owner	50.73	%(L)	13.91	%(L)
Juneyao Group	A shares	311,831,909	(L)Note 4	Beneficial owner	2.28	%(L)	1.65	%(L)
		808,441,233	(L)Note 4	Interests of controlled corporation	5.90	%(L)	4.28	%(L)
	H shares	558,769,777	(L)Note 5	Interests of controlled corporation	10.79	%(L)	2.96	%(L)
Juneyao Airlines	A shares	219,400,137	(L)Note 4	Beneficial owner	1.60	%(L)	1.16	%(L)
		589,041,096	(L)Note 4	Interests of controlled corporation	4.30	%(L)	3.12	%(L)
		311,831,909	(L)Note 4	Others	2.28	%(L)	1.65	%(L)
	H shares	12,000,000	(L)Note 5	Beneficial owner	0.23	%(L)	0.06	%(L)
		546,769,777	(L)Note 5	Interests of controlled corporation	10.56	%(L)	2.90	%(L)
Juneyao Hong Kong	H shares	546,769,777	(L)Note 5	Beneficial owner	10.56	%(L)	2.90	%(L)
Shanghai Jidaohang	A shares	589,041,096	(L)Note 4	Beneficial owner	4.30	%(L)	3.12	%(L)
Wang Junjin	A shares	1,120,273,142	(L)Note 4	Interests of controlled corporation	8.18	%(L)	5.94	%(L)
	H shares	558,769,777	(L)Note 5	Interests of controlled corporation	10.79	%(L)	2.96	%(L)
Wang Han	A shares	1,120,273,142	(L)Note 4	Interests of controlled corporation	8.18	%(L)	5.94	%(L)
	H shares	558,769,777	(L)Note 5	Interests of controlled corporation	10.79	%(L)	2.96	%(L)
Ye Jinqi	A shares	1,120,273,142	(L)Note 4	Interests of spouse	8.18	%(L)	5.94	%(L)
	H shares	558,769,777	(L)Note 5	Interests of spouse	10.79	%(L)	2.96	%(L)

Notes:

1.	The letter (L) denotes a long position. The data disclosed above is mainly based on the information provided on the website of the Hong Kong Stock Exchange (www.hkexnews.hk).

2.

7,567,853,802 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance, which in turn was entirely held by CEA Holding. Therefore, CEA Holding is deemed to be interested in the 457,317,073 A shares held directly by CES Finance.

68	China Eastern Airlines Corporation Limited | 2022 Interim Report

Management Discussion and Analysis

3.

CES Global directly held 2,626,240,000 H shares in the capacity of beneficial owner through HKSCC, and CEA Holding indirectly owned the entire interests of CES Global through CES Finance. Therefore, CEA Holding is deemed to be interested in the 2,626,240,000 H shares held directly by CES Global.

As at 30 June 2022, CES Global had pledged 1,670,000,000 H shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 15 October 2021.

4.

311,831,909 A shares were held directly by Juneyao Group; 219,400,137 A shares were held directly by Juneyao Airlines; and 589,041,096 A shares were held directly by Shanghai Jidaohang. Each of Mr. Wang Han and Mr. Wang Junjin were interested in 35.63% and 71.77% of shares of Juneyao Group respectively; Juneyao Group is the controlling shareholder of Juneyao Airlines; and Juneyao Airlines owned the entire equity interests of Shanghai Jidaohang. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group is deemed to be interested in 219,400,137 A shares and 589,041,096 A shares held by Juneyao Airlines and Shanghai Jidaohang, respectively; Juneyao Airlines is deemed to be interested in 589,041,096 A shares held directly by Shanghai Jidaohang; Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares held directly by Juneyao Group, Juneyao Airlines and Shanghai Jidaohang, respectively; and Ms. Ye Jinqi is deemed to be interested in 1,120,273,142 A shares held indirectly by Mr. Wang Junjin.

On 29 October 2019, Juneyao Group and Juneyao Airlines signed a Voting Rights Proxy Agreement to delegate the voting rights of 311,831,909 A shares held directly by Juneyao Group to Juneyao Airlines. Therefore, Juneyao Airlines is also deemed to be interested in the 311,831,909 A shares held directly by Juneyao Group.

As at 30 June 2022, Juneyao Group had pledged 311,831,909 A shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 22 October 2021.

5.

Juneyao Airlines directly held 12,000,000 H shares; and Juneyao Hong Kong directly held 546,769,777 H shares in the capacity of beneficial owner through HKSCC. Each of Mr. Wang Han and Mr. Wang Junjin was interested in 35.63% and 71.77% of shares of Juneyao Group respectively; Juneyao Group is the controlling shareholder of Juneyao Airlines; and Juneyao Airlines owned the entire equity interests of Juneyao Hong Kong. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group, Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 12,000,000 H shares and 546,769,777 H shares held directly by Juneyao Airlines and Juneyao Hong Kong; Juneyao Airlines is deemed to be interested in 546,769,777 H shares held directly by Juneyao Hong Kong; and Ms. Ye Jinqi is deemed to be interested in 558,769,777 H shares held indirectly by Mr. Wang Junjin.

As at 30 June 2022, Juneyao Hong Kong had pledged 232,000,000 H shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 12 September 2019 and 22 October 2021.

Shareholders who are interested in 5% or more of any class of voting shares in the Company are obliged to disclose their interests, and short positions, in voting shares of the Company when (but not limited to) there is any change in the percentage of their respective share interests or the nature of their interests pursuant to the SFO.

Management Discussion and Analysis

4.	Shareholdings of Directors, Supervisors and Senior Management

Names, relevant information and shares of the Company held by the Directors, Supervisors and members of senior management of the Company as at 30 June 2022 are as follows:

Name	Position	Number of A shares of the Company held — personal interests (share)		Capacity in A shares
Liu Shaoyong	Chairman	—		—
Li Yangmin	Vice Chairman, President	3,960	(Note 1)	Beneficial owner
Tang Bing	Director	—		—
Lin Wanli	Director	—		—
Cai Hongping	Independent non-executive Director	—		—
Dong Xuebo	Independent non-executive Director	—		—
Sun Zheng	Independent non-executive Director	—		—
Lu Xiongwen	Independent non-executive Director	—		—
Jiang Jiang	Employee representative Director	—		—
Guo Lijun	Chairman of the Supervisory Committee	—		—
Fang Zhaoya	Supervisor	—		—
Zhou Huaxin	Employee representative Supervisor	—		—
Xi Sheng	Vice President	—		—
Zhou Qimin	Vice President, Chief Financial Officer	—		—
Feng Dehua	Vice President	—		—
Cheng Guowei	Vice President	—		—
Liu Tiexiang	Vice President	—		—
Wang Jian	Board Secretary, Company Secretary and authorised representative	—		—

Total	/	3,960		—

Note:

1.	Mr. Li Yangmin directly held 3,960 A shares in the capacity of beneficial owner.

70	China Eastern Airlines Corporation Limited | 2022 Interim Report

Management Discussion and Analysis

Save as disclosed above, as at 30 June 2022, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their associates had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the SFO (including any interest or short position which were taken or deemed to have under such provisions of the SFO), or recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code as set out in the Appendix 10 to the Listing Rules.

5.	Dividends

The Board does not recommend the payment of a dividend for the six months ended 30 June 2022.

6.	Purchase, Sale or Redemption of Securities

During the six months ended 30 June 2022, the Group did not purchase, sell or redeem any of its listed securities (“securities”, having the meaning ascribed thereto under section 1 of Appendix 16 to the Listing Rules).

7.	Material Litigation

During the six months ended 30 June 2022, the Group was not involved in any material litigation, arbitration or claim.

8.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Group, and is of the view that the Group’s corporate governance practices for the six months ended 30 June 2022 met the requirements under the code provisions in the Corporate Governance Code (the “Code”).

To further strengthen the awareness of compliance among the directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for the operation of listed companies promulgated by regulatory bodies including the China Securities Regulatory Commission, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

During the six months ended 30 June 2022, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the securities transactions code for the Directors of the Company. Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

9.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the six months ended 30 June 2022 prepared in accordance with IFRSs.

The Audit and Risk Management Committee has no disagreement with the accounting treatment adopted by the Group.

Management Discussion and Analysis

10.	Changes in Personnel

Cessation

Name	Date of Cessation	Reason for Change	Position
Liu Shaoyong	12 August 2022	Departure from the position due to work arrangement	Chairman of the Board, director, chairman and member of the Nomination and Remuneration Committee of the Board, authorised representative required under the Listing Rules

Appointment

Name	Date of Appointment	Reason for Change	Position
Li Yangmin	12 August 2022	Elected by the Board	Acting as the Chairman of the Board and the Chairman of the Nomination and Remuneration Committee of the Board, and acting as the legal representative

		Appointed by the Board	Authorised representative required under the Listing Rules

For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 12 August 2022.

11.	Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

			Date of	Date of
Name	Name of other entities	Position(s) held	appointment	cessation
Liu Shaoyong	China Eastern Air Holding Company Limited	Chairman, director	December 2016	August 2022

Cai Hongping	China Merchants Bank Co., Ltd.	External supervisor	June 2022

Sun Zheng	SAIC Motor Corporation Limited	Independent director	May 2022

	COFCO Capital Holdings Co., Ltd.	Independent director	March 2019	May 2022

Lu Xiongwen	Shanghai New Huang Pu Industrial Group Co., Ltd.	Independent director	December 2018	February 2022

72	China Eastern Airlines Corporation Limited | 2022 Interim Report

Management Discussion and Analysis

12.	Provision of Guarantees

Unit: RMB’000
Guarantees provided by the Company and its subsidiaries for subsidiaries
Total amount of guarantees provided for subsidiaries during the Reporting Period	—
Total amount of guarantees for subsidiaries outstanding at the end of the Reporting Period	2,013,420

Total amount of guarantees of the Company (including those provided for subsidiaries)
Total amount of guarantees of the Company
Total amount of guarantees	2,013,420
Total amount of guarantees as a percentage of the Company’s net assets (%)	5.75%
Including:
Guarantees provided for shareholders, de facto controllers and related parties	—
Amount of debt guarantees provided directly or indirectly for companies with debt ratio of over 70%	2,013,420
The amount of guarantees in excess of 50% of the net assets	—

Total amount of the above three guarantee items	2,013,420

Note:

1.

The debt guarantees provided by the Company directly or indirectly for companies with debt ratio of over 70% as described above amounted to RMB2.013 billion and were provided by the Company to Eastern Air Overseas, its wholly-owned subsidiary, which serves as an overseas financing platform of the Company. The amount of guarantees is within the mandate limit granted at the general meeting.

2.

On 21 January 2022, at the 2022 first regular meeting of the ninth session of the Board, the Board considered and approved that the Company shall provide, within the period from the effective date of the Board resolution to 31 December 2022, guarantee in the total amount of up to RMB3 billion to its two wholly-owned subsidiaries, namely Shanghai Flight Training and OTT Airlines, or their respective wholly-owned subsidiaries. The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 21 January 2022.

13.	Future Plans for Material Investments and Capital Assets

On 1 July 2022, the 18th ordinary meeting of the ninth session of the Board of the Company considered and approved the resolution in relation to the introduction of 100 A320NEO series aircraft and signing of relevant agreement. On the same date, the Company signed the relevant agreement with Airbus S.A.S. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 1 July 2022. Such issue is subject to consideration and approval at the general meeting of the Company.

The Company intends to finance the aircraft purchase with its self-owned funds, loans from commercial banks, and proceeds from the issuance of bonds and other financing instruments, all of which are sources of funding available to the Company. As the payment for the consideration will be made in instalments instead of one-off payment, the Company will comprehensively evaluate the then actual circumstances based on the cash flow and debt structure of the Company, market financing cost, etc. and decide on the most suitable source of funding. As at the date of this report, the Company has not issued any bonds for the payment of the consideration of the aircraft purchase. If the Company subsequently decides to make payments through issuance of bonds, it will make announcements in accordance with the Listing Rules. Given that the Company has a good reputation in the capital markets with AAA bond credit rating and relatively sufficient bank credit, the Company is able to obtain funds with competitive financing costs through its own funds and the making use of extensive and smooth direct and indirect financing channels to support its production, operation and future strategic development.

Management Discussion and Analysis

14.	Miscellaneous

The Company wishes to highlight the following information:

(1)

On 10 May 2022, the 17th ordinary meeting of the ninth session of the Board of the Company considered and approved the resolution in relation to the Company’s non-public issuance of A shares to specific investors. The Company will non-publicly issue not more than 5,662,332,023 A shares to specific investors, and the total amount of funds raised will not exceed RMB15 billion. Among which, CEA Holding will subscribe for not less than RMB5 billion in cash under the non-public issuance of shares. The proposal has been reviewed and approved at the Company’s general meeting held on 29 June 2022. The Company’s non-public issuance of A shares has been approved by CEA Holding, and the relevant application has been accepted by the China Securities Regulatory Commission. For details, please refer to the announcements and circular of the Company published on the website of the Hong Kong Stock Exchange on 10 May, 9 June, 23 June, 29 June, 27 July and 22 August 2022.

(2)

On 30 August 2022, the 2022 fourth regular meeting of the Board of the Company considered and approved the resolution in relation to certain amendments to the articles of association, the resolution in relation to certain amendments to the rules for procedures for general meetings and the resolution in relation to certain amendments to the rules for meetings of the board of directors. For details of the amendments, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 30 August 2022.

(3)

On 21 March 2022, a Boeing 737 passenger aircraft of Yunnan Co., Ltd., a subsidiary of the Company crashed while performing a flight from Kunming to Guangzhou. After the occurrence of the incident, the Company has attached great importance to the incident, immediately activated the emergency response plan and actively cooperated with relevant departments to carry out rescue and accident cause investigations. The Company adheres to the principle of people first and life first, and will handle the aftermath in a thorough and meticulous manner. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange published on 21 March 2022 and information released through official channels.

74	China Eastern Airlines Corporation Limited | 2022 Interim Report

Management Discussion and Analysis

(4)

The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 30 June 2022, are set out as follows:

		Unit: RMB thousand
Approved category	Actual amount incurred up to 30 June 2022	2022 estimated transaction caps
Financial services
— maximum balance of deposit	13,979,009	14,000,000
Financial services
— maximum balance of loans
(pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	6,000,000	14,000,000
Catering-related services and on-board supplies support services
— services received	438,138	4,840,000
Property leasing related to catering support services
— as a lessee
— annual rent	1,122	8,000
Property leasing related to catering support services
— as a lessee
— total value of right-of-use assets	528	190,000
Property leasing related to catering support services
— as a lessor
— annual rent	4,949	100,000
Aviation ancillary services
— total amount of payables	225,898	1,860,000
Aviation ancillary services
— total value of right-of-use assetsnote [1]	235,348	1,900,000
Import and export services	34,233	950,000
Properties leasing and construction and management agency services	51,202	330,000
Properties leasing and construction and management agency services
— total value of right-of-use assetsnote [2]	190,286	828,000
Advertising agency services	6,689	75,000
Aircraft finance lease services
— total rental amount and service chargenote [3]	1,188,301	USD5,286 million
		or RMB equivalent
Aircraft finance lease services
— total value of right-of-use assetsnote [4]	1,138,525	20,928,000
Aircraft finance lease services
— annual rentnote [5]	192,850	1,355,000
Aircraft finance lease services
— total rentnote [6]	—	4,705,000

Management Discussion and Analysis

Approved category	Actual amount incurred up to 30 June 2022	2022 estimated transaction caps
Aircraft finance lease services
— total value of right-of-use assetsnote [7]	—	3,548,000
Freight logistics business support services
— services provided	136,107	460,000
Cargo terminal business support services
— services received	114,947	830,000
Exclusive operation service for passenger aircraft cargo business	3,909,805	8,000,000
AIR FRANCE-KLM aviation transportation cooperation and support services
— amount received
(pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	2,763	1,420,000
AIR FRANCE-KLM aviation transportation cooperation and support services
— amount paid
(pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	13,462	1,280,000
Aviation information technology services
(pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	106,847	1,640,000

note 1:

For aviation supporting services, the actual amount of connected transaction incurred in the first half of 2022 represents the total value of right-of-use assets for the involved vehicle equipment leasing as in the first half of 2022;

note 2:

For property leasing and construction and management agency services, the actual amount of connected transaction incurred in the first half of 2022 represents the total value of right-of-use assets for the involved property leasing as in the first half of 2022;

note 3:

For aircraft finance lease services, the actual amount of connected transaction incurred in the first half of 2022 represents the total lease amount (principal and interest) plus service charge for the finance lease aircraft newly-entered into in the first half of 2022;

note 4:

For aircraft finance lease services, the actual amount of connected transaction incurred in the first half of 2022 represents the total value of right-of-use assets for the finance lease aircraft newly-entered into in the first half of 2022;

note 5:	For aircraft operating lease services, the actual amount incurred in the first half of 2022 represents the lease amount paid in the first half of 2022 for the operating lease aircraft and engines;

note 6:

For aircraft operating lease services, the actual amount incurred in the first half of 2022 represents the total lease amount of all lease terms for the operating lease aircraft and engines newly-entered into in the first half of 2022;

note 7:

For aircraft operating lease services, the actual amount incurred in the first half of 2022 represents the total value of right-of-use assets for the operating lease aircraft and engines newly-entered into in the first half of 2022.

76	China Eastern Airlines Corporation Limited | 2022 Interim Report